Exhibit 2.1

Execution Version

CONFIDENTIAL

AGREEMENT AND PLAN OF MERGER

by and among

GI APPLE MIDCO LLC

GI APPLE MERGER SUB LLC

and

ATLAS TECHNICAL CONSULTANTS, INC.

Dated as of January 30, 2023

i

Article IV REPRESENTATIONS AND WARRANTIES OF PARENT ENTITIES		44
4.1	Organization; Good Standing	44
4.2	Power; Enforceability	44
4.3	Non-Contravention	45
4.4	Requisite Governmental Approvals	45
4.5	Legal Proceedings; Orders	45
4.6	Ownership of Company Common Stock	45
4.7	Brokers	46
4.8	Ownership and Operations of Merger Sub	46
4.9	No Parent Vote or Approval Required	46
4.10	Stockholder and Management Arrangements	46
4.11	Financing	46
4.12	Limited Guarantee	47
4.13	Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans	47
4.14	Parent Entities Information	48
4.15	No Other Representations or Warranties	48

Article V INTERIM OPERATIONS OF THE COMPANY		48
5.1	Affirmative Obligations	48
5.2	Forbearance Covenants	49
5.3	No Solicitation	53
5.4	No Control of the Other Party’s Business	56

Article VI ADDITIONAL COVENANTS		57
6.1	Required Action and Forbearance; Efforts	57
6.2	Antitrust and Regulatory Matters	57
6.3	Proxy Statement and Other Required SEC Filings	60
6.4	Company Stockholder Meeting	61
6.5	Anti-Takeover Laws	61
6.6	Access	61
6.7	Rule 16b-3 Exemption	62
6.8	Directors’ and Officers’ Exculpation, Indemnification and Insurance	62
6.9	Employee Matters	63
6.10	Obligations of Merger Sub	65
6.11	Obligations in Respect of ATCH Common Units and Class B Common Stock	65
6.12	Transaction Litigation	65
6.13	Public Statements and Disclosure	66
6.14	Stock Exchange Delisting; Deregistration	66
6.15	Additional Agreements	66
6.16	Parent Approval	66
6.17	Certain Arrangements	66
6.18	Financing	66
6.19	USRPHC Certificate	68
6.20	Preparation of Tax Returns	68

ii

Article VII CONDITIONS TO THE MERGER		69
7.1	Conditions to Each Party’s Obligations to Effect the Merger	69
7.2	Conditions to the Obligations of Parent Entities	69
7.3	Conditions to the Company’s Obligations to Effect the Merger	70

Article VIII TERMINATION, AMENDMENT AND WAIVER		71
8.1	Termination	71
8.2	Manner and Notice of Termination; Effect of Termination	72
8.3	Fees and Expenses	72
8.4	Amendment	74
8.5	Extension; Waiver	74

Article IX GENERAL PROVISIONS		75
9.1	Survival of Representations, Warranties and Covenants	75
9.2	Notices	75
9.3	Assignment	76
9.4	Confidentiality	76
9.5	Entire Agreement	76
9.6	Third Party Beneficiaries	76
9.7	Severability	76
9.8	Remedies	77
9.9	Governing Law	78
9.10	Consent to Jurisdiction	78
9.11	WAIVER OF JURY TRIAL	78
9.12	No Recourse	78
9.13	Company Disclosure Letter References	79
9.14	Counterparts	79
9.15	Debt Financing Matters.	79

Exhibits:

Exhibit A-1	Certificate of Incorporation
Exhibit A-2	Bylaws

Schedules:

Nuclear Consents Schedule

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of January 30, 2023, by and among GI Apple Midco LLC, a Delaware limited liability company (“Parent”), GI Apple Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub” and, together with Parent, the “Parent Entities”), and Atlas Technical Consultants, Inc., a Delaware corporation (the “Company”). Each of Parent, Merger Sub and the Company are sometimes referred to herein as a “Party.” All capitalized terms that are used in this Agreement have the respective meanings given to them in this Agreement.

RECITALS

A. The Company Board (as defined below) has unanimously (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement and consummate the merger of Merger Sub with and into the Company (the “Merger”), with the Company being the surviving corporation in the Merger, in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”) upon the terms and subject to the conditions set forth herein; (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth herein; (iii) resolved to recommend that the Company Stockholders (as defined below) adopt this Agreement in accordance with the DGCL; and (iv) directed that the adoption of this Agreement be submitted for consideration by the Company Stockholders.

B. The sole and managing member of each of Parent and Merger Sub has (i) declared it advisable to enter into this Agreement; and (ii) approved the execution and delivery of this Agreement, the performance of their respective covenants and other obligations hereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein.

C. Concurrently with the execution and delivery of this Agreement, the Principal Stockholder (as defined below) has executed and delivered to the Parent Entities a voting and support agreement (the “Voting and Support Agreement”), pursuant to which the Principal Stockholder has agreed, upon the terms and subject to the conditions set forth therein, to vote all of the Company Common Stock (as defined below) it beneficially holds in favor of the adoption of this Agreement and to otherwise support, the Transactions (as defined below).

D. Concurrently with the execution and delivery of this Agreement, and as a condition and material inducement to the Company’s willingness to enter into this Agreement, each of GI Partners Fund VI LP, GI Partners Fund VI-A LP and GI Partners Executive Fund VI LP (each, a “Guarantor” and, collectively, the “Guarantors”), has executed and delivered (i) the Limited Guarantee (as defined below) and (ii) the Equity Commitment Letter (as defined below).

E. The Parties desire to (i) make certain representations, warranties, covenants and agreements in connection with this Agreement and the Merger; and (ii) prescribe certain conditions with respect to the consummation of the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, the Parties agree as follows:

Article I
DEFINITIONS & INTERPRETATIONS

1.1 Certain Definitions. For all purposes of and pursuant to this Agreement, the following capitalized terms have the following respective meanings:

(a) “Acceptable Confidentiality Agreement” means any confidentiality agreement (x) in effect as the date hereof or (y) executed, delivered and effective after the date hereof of, in either case, containing terms that are not less favorable in any substantive respect to the Company than those contained in the Confidentiality Agreement, except that such confidentiality agreement need not contain any “standstill” or similar provision or otherwise prohibit the making of any Acquisition Proposal and that such agreement does not contain provisions which prohibit the Company from providing any information to Parent in accordance with Section 5.3 or that otherwise prohibits the Company from complying with the provisions of Section 5.3.

(b) “Acquisition Proposal” means any bona fide written offer or proposal (other than an offer or proposal by any Parent Entity or any Affiliate thereof) to engage in an Acquisition Transaction.

(c) “Acquisition Transaction” means any transaction or series of related transactions (other than the Merger) involving:

(i) any direct or indirect purchase or other acquisition by any Person or Group, whether from the Company or any other Person(s), of shares of Company Common Stock representing more than 20% of the Company Common Stock outstanding after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or Group that, if consummated in accordance with its terms, would result in such Person or Group beneficially owning more than 20% of the Company Common Stock outstanding after giving effect to the consummation of such tender or exchange offer;

(ii) any direct or indirect purchase or other acquisition by any Person or Group, or stockholders of any such Person or Group, of more than 20% of the consolidated assets or net revenue of the Company and its Subsidiaries taken as a whole (measured by the fair market value thereof as determined in good faith by the Company Board or a committee thereof); or

(iii) any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction involving the Company or any of its Subsidiaries pursuant to which any Person or Group, or stockholders of any such Person or Group, would hold, directly or indirectly, shares of Company Common Stock representing more than 20% of the equity interests of the surviving or resulting entity of such transaction after giving effect to the consummation of such transaction; or

(iv) any combination of the foregoing.

(d) “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of that Person, whether through the ownership of voting securities or partnership or other ownership interests, by contract or otherwise. Notwithstanding anything herein to the contrary, none of the Principal Stockholder or any trust, investment funds or investment vehicles affiliated with or under common management with the Principal Stockholder, any affiliated company or investment of the Principal Stockholder or any other Person that would otherwise be an Affiliate of the Principal Stockholder pursuant to this definition shall be an “Affiliate” of the Company or any of its Subsidiaries.

(e) “Agreement” has the meaning defined in the Preamble.

(f) “Agreement State” means any U.S. state with which the NRC has entered into an agreement to discontinue its authority to license certain nuclear materials, and the applicable state has agreed to assume such authority pursuant to Section 274 of the Atomic Energy Act of 1954, as amended (42 U.S.C. Section 2021).

(g) “Alternative Acquisition Agreement” has the meaning defined in Section 5.3(a).

(h) “Annual Bonus” has the meaning defined in Section 6.9(e).

(i) “Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914, and all other Laws, in any jurisdiction, whether domestic or foreign, in each case that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the Merger.

(j) “Applicable Termination” has the meaning defined in Section 8.3(b)(i).

(k) “ATC Holdings” means Atlas TC Holdings LLC, a Delaware limited liability company.

(l) “ATCH Common Units” has the meaning given to the term “Common Units” in the ATCH LLCA.

(m) “ATCH LLCA” means that certain Amended and Restated Limited Liability Company Agreement of Atlas TC Holdings LLC, dated as of February 14, 2022.

(n) “Audited Company Balance Sheet” means the consolidated balance sheet (and the notes thereto) of the Company and its consolidated Subsidiaries as of December 31, 2021, set forth in the Company’s Form 10-K filed by the Company with the SEC on March 16, 2022.

(o) “Book-Entry Equity Interests” has the meaning defined in Section 2.9(c).

(p) “Business Day” means any day other than Saturday or Sunday or a day on which commercial banks are authorized or required by Law to be closed in New York, New York.

(q) “Bylaws” means the Amended and Restated Bylaws of the Company.

(r) “Call Election Notice” has the meaning given to the term “Call Election Notice” in the ATCH LLCA.

(s) “Call Right” has the meaning given to the term “Call Right” in the ATCH LLCA.

(t) “CARES Act” means the Coronavirus Aid, Relief and Economic Security Act, as signed into law by the President of the United States on March 27, 2020 (Pub. L. 116-136).

(u) “CBA” means any collective bargaining agreement, labor agreement or other labor-related Contract with any Union.

(v) “Charter” means the Third Amended and Restated Certificate of Incorporation of the Company dated June 21, 2022.

(w) “Closing” has the meaning defined in Section 2.3.

(x) “Closing Date” has the meaning defined in Section 2.3.

(y) “Code” means the Internal Revenue Code of 1986.

(z) “Company” has the meaning defined in the Preamble.

(aa) “Company Board” means the Board of Directors of the Company.

(bb) “Company Board Recommendation” has the meaning defined in Section 3.3(a).

(cc) “Company Board Recommendation Change” has the meaning defined in Section 5.3(c)(i).

(dd) “Company Class A Common Stock” means the Class A common stock of the Company, par value $0.0001 per share.

(ee) “Company Class B Common Stock” means the Class B common stock of the Company, par value $0.0001 per share.

(ff) “Company Common Stock” means Company Class A Common Stock and Company Class B Common Stock.

(gg) “Company Credit Agreements” means, collectively, (i) the Credit Agreement, dated as of February 25, 2021, among ATC Holdings, Atlas Intermediate Holdings LLC, the lenders party thereto from time to time and Wilmington Trust, National Association, as administrative agent and as collateral agent and (ii) the Credit Agreement, dated as of February 25, 2021 (the “ABL Company Credit Agreement”), among ATC Holdings, Atlas Intermediate Holdings LLC, the other loan parties party thereto from time to time, the lenders party thereto from time to time and JPMorgan Chase Bank, N.A., as administrative agent, in each case, as amended, restated, amended and restated, supplemented or otherwise modified prior to the date hereof.

(hh) “Company Disclosure Letter” has the meaning defined in Article III.

(ii) “Company Equity Awards” means, collectively, the Company PSOs, the Company PSUs and the Company RSUs.

(jj) “Company Incentive Plan” has the meaning defined in Section 6.9(e).

(kk) “Company Indebtedness” means indebtedness outstanding under the Company Credit Agreements.

(ll) “Company Intellectual Property” means all of the Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

(mm) “Company Material Adverse Effect” means any change, circumstance, event, effect or development that, (A) individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (B) would reasonably be expected to prevent the consummation by the Company of the Merger prior to the Termination Date; provided that, for purposes of clause (A), none of the following, and no change, circumstance, event, effect or development arising out of, relating to or resulting from the following (in each case, by itself or when aggregated) will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred or would occur (subject to the limitations set forth below):

(i) general economic conditions, or conditions in the global, international, regional or local economy generally;

(ii) conditions in the financial markets, credit markets, currency markets, capital markets or other markets, including (A) changes in interest rates or credit ratings; (B) changes in exchange rates for the currencies of any country or (C) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

(iii) conditions in the industries in which the Company and its Subsidiaries conduct business or in any specific jurisdiction or geographical area in which the Company and its Subsidiaries conduct business;

(iv) any change in commodity prices, including natural gas prices;

(v) regulatory, legislative or political conditions;

(vi) any political or geopolitical conditions, outbreak of hostilities, armed conflicts, acts of war (whether or not declared), sabotage, rebellion, insurrection, cyber-attack, terrorism (including cyberterrorism) or military actions, including any escalation or worsening of the foregoing or any threats thereof;

(vii) earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires, nuclear incidents, foreign or domestic social protest or social unrest (whether or not violent) or other natural or man-made disasters, weather conditions, power outages or electrical black-outs and other force majeure events, including any escalation or worsening of any of the foregoing;

(viii) the negotiation, execution, delivery or performance of this Agreement or the announcement of this Agreement or the pendency of the Transactions, including the impact thereof on the relationships, contractual or otherwise, of the Company and its Subsidiaries with customers, suppliers, lenders, lessors, business or joint venture partners, employees (including any such resulting employee attrition), regulators, Governmental Authorities, vendors or any other third party (other than for purposes of the representations and warranties contained in Section 3.4 and Section 3.17(f));

(ix) the compliance by any Party with the terms of this Agreement, including any action taken or refrained from being taken pursuant to or in accordance with this Agreement, including the failure of the Company or any Subsidiary to take any action that is specifically prohibited by the terms of this Agreement to the extent Parent unreasonably fails to give its consent thereto after a written request therefor;

(x) any action taken or refrained from being taken, in each case to which Parent has approved or consented to or otherwise requested in writing following the date of this Agreement;

(xi) changes or proposed changes in GAAP or other accounting standards or in any applicable Laws (or the enforcement or interpretation of any of the foregoing by a Governmental Authority) or in any regulatory or legislative conditions, including the adoption, implementation, repeal, modification, reinterpretation or proposal of any Law by any Governmental Authority;

(xii) any epidemics, pandemics (including COVID-19, any evolutions or mutations thereof and any COVID-19 Measures), plagues, other outbreaks of illness or public health events (including quarantine restrictions mandated or recommended by an applicable Governmental Authority), including any escalation or worsening of any of the foregoing;

(xiii) any changes in the price or trading volume of the Company Common Stock or to the Company’s credit ratings, in each case in and of itself (it being understood that the underlying cause of such change may be taken into consideration when determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded by the exceptions to this definition);

(xiv) any failure by the Company and its Subsidiaries to meet (A) any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period; or (B) any budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the underlying cause of any such failure described in clause (A) or (B) may be taken into consideration when determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded hereunder);

(xv) the availability or cost of equity, debt or other financing to any Parent Entity or Guarantor;

(xvi) the identity of, or any facts or circumstances relating to, the Parent Entities or the respective Affiliates of the foregoing, the respective financing sources of or investors in the foregoing, or the respective plans or intentions of the foregoing, with respect to the Company or its business, or the respective plans or intentions of the foregoing, with respect to the Company and its business; and

(xvii) any breach by any Parent Entity of this Agreement;

provided that, in each case of clauses (i), (ii), (iii), (iv), (v), (vi), (vii), (xi) and (xii) to the extent that such changes, circumstances, events, effects or developments have had a materially disproportionate adverse effect on the Company relative to other companies of a similar size operating in the industries in which the Company and its Subsidiaries conduct business, in which case only the incremental materially disproportionate adverse effect may be taken into account in determining whether a Company Material Adverse Effect has occurred.

(nn) “Company Preferred Stock” means the preferred stock, par value $0.0001 per share, of the Company.

(oo) “Company PSOs” means awards of price-vested stock options to purchase shares of Company Common Stock, whether granted pursuant to any of the Company Stock Plans or otherwise.

(pp) “Company PSUs” means awards of performance-based restricted stock units of the Company, whether granted pursuant to any of the Company Stock Plans or otherwise.

(qq) “Company Related Parties” has the meaning defined in Section 8.3(d).

(rr) “Company RSUs” means awards of restricted stock units of the Company, whether granted pursuant to any of the Company Stock Plans or otherwise.

(ss) “Company SEC Documents” has the meaning defined in Article III.

(tt) “Company Securities” has the meaning defined in Section 3.6(c).

(uu) “Company Software” has the meaning defined in Section 3.15(a).

(vv) “Company Stock Plans” means the Atlas 2019 Omnibus Incentive Plan and each other Employee Plan that provides for or has provided for the award of rights of any kind to receive shares of Company Common Stock or benefits measured in whole or in part by reference to shares of Company Common Stock.

(ww) “Company Stockholder Meeting” has the meaning defined in Section 6.4(a).

(xx) “Company Stockholders” means the holders of shares of Company Common Stock.

(yy) “Company Termination Fee” has the meaning defined in Section 8.3(b)(i).

(zz) “Company Warrants” means the warrants to purchase shares of Company Class A Common Stock originally issued by the Company in a private placement.

(aaa) “Confidentiality Agreement” has the meaning defined in Section 9.4.

(bbb) “Continuation Period” has the meaning defined in Section 6.9(c).

(ccc) “Continuing Employees” means each individual who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time (including those on vacation, sick leave, maternity leave, military service, lay-off, disability or other paid time off or leave of absence) and continues to be an employee of Parent or one of its Subsidiaries (including the Surviving Corporation or its Subsidiaries) immediately following the Effective Time or upon the employees’ return from paid time off or leave of absence; provided that “Continuing Employee” shall not include any Continuing Union Employee.

(ddd) “Continuing Union Employees” means each individual who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time (including those on vacation, sick leave, maternity leave, military service, lay-off, disability or other paid time off or leave of absence) and continues to be an employee of Parent or one of its Subsidiaries (including the Surviving Corporation or its Subsidiaries) immediately following the Effective Time or upon the employees’ return from paid time off or leave of absence, and whose terms and conditions of employment are governed by a CBA.

(eee) “Contract” means any binding written or oral contract, subcontract, note, bond, mortgage, indenture, lease, license, sublicense or other binding agreement.

(fff) “COVID-19” means the coronavirus (COVID-19) pandemic, including any evolutions or mutations of the coronavirus (COVID-19) disease, and any further epidemics or pandemics arising therefrom.

(ggg) “COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and the Families First Coronavirus Response Act.

(hhh) “Current Year Company PSU” means a Company PSU issued during the calendar year in which the Effective Time occurs.

(iii) “Current Year Company RSU” means a Company RSU issued during the calendar year in which the Effective Time occurs.

(jjj) “D&O Insurance” has the meaning defined in Section 6.8(b).

(kkk) “Debt Commitment Letter” means an executed debt commitment letter and executed fee letter (the “Fee Letter”), dated as of the date of this Agreement (including all exhibits, schedules, annexes, supplements and amendments thereto and such Fee Letter), from the Debt Financing Sources providing the terms and conditions upon which the Debt Financing Sources have committed to provide the Debt Financing.

(lll) “Debt Financing” has the meaning specified in the definition of “Debt Financing Sources”.

(mmm) “Debt Financing Sources” mean the agents, arrangers, lenders and other similar entities that have committed to provide or arrange or act as administrative agent or collateral agent with respect to any debt financing to be incurred or issued in connection with the transactions contemplated by this Agreement (the “Debt Financing”) (including the parties to any commitment letters, engagement letters, joinder agreements, credit agreements or other definitive agreements relating thereto) or any other financings (other than the Equity Financing or any other equity financing) in connection with the transactions contemplated hereby, together with their respective Affiliates and such entities’ (and their respective Affiliates’) officers, directors, employees, attorneys, advisors, agents and representatives involved in the Debt Financing and their successors and permitted assigns.

(nnn) “DGCL” has the meaning defined in the Recitals.

(ooo) “Dissenting Company Shares” has the meaning defined in Section 2.7(c).

(ppp) “DLLCA” has the meaning defined in the Recitals.

(qqq) “DOJ” means the United States Department of Justice or any successor thereto.

(rrr) “Effective Time” has the meaning defined in Section 2.2.

(sss) “Electronic Delivery” has the meaning defined in Section 9.14.

(ttt) “Employee Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA) and each other bonus, commission, stock option, stock appreciation right, restricted stock, restricted stock unit, performance stock unit, stock purchase, phantom stock or other equity-based, incentive compensation, profit sharing, savings, retirement, pension, disability, medical, dental, vacation, deferred compensation, severance, separation, termination, retention, change of control, transaction, stay bonus, fringe benefit, employee loan and other compensation or benefit plan, program, policy, agreement or arrangement, in each case whether written or unwritten and whether or not subject to ERISA, that is sponsored, maintained, contributed to by or required to be contributed to by the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has or would reasonably be expected to have any actual or contingent liability, for the benefit of any current or former employee, director, officer or independent contractor (other than an entity independent contractor) of the Company or any of its Subsidiaries, other than (x) any plan, program, policy, agreement or arrangement that is maintained by a Governmental Authority and to which the Company or its Subsidiaries are required to contribute under applicable Law or (y) any Multiemployer Plan, but for the avoidance of doubt, not including any CBA.

(uuu) “Enforceability Exceptions” has the meaning defined in Section 3.2(b).

(vvv) “Enforcement Expenses” has the meaning defined in Section 8.3(f).

(www) “Environmental Law” means any applicable Law relating to the protection of (i) the environment, (ii) pollution or (iii) human health and safety (in the case of this clause (iii), in relation to exposure to Hazardous Substances).

(xxx) “Environmental Permits” means Governmental Authorizations required under Environmental Laws.

(yyy) “Equity Award Consideration” has the meaning defined in Section 2.8(c).

(zzz) “Equity Award Holders” has the meaning defined in Section 2.8(d).

(aaaa) “Equity Commitment Letter” has the meaning defined in Section 4.11(a).

(bbbb) “Equity Financing” has the meaning defined in Section 4.11(a).

(cccc) “ERISA” means the Employee Retirement Income Security Act of 1974.

(dddd) “Event Notice Period” has the meaning defined in Section 5.3(d)(i)(1).

(eeee) “Exchange Act” means the Securities Exchange Act of 1934.

(ffff) “Fee Letter” has the meaning specified in the definition of “Debt Commitment Letter”.

(gggg) “FCPA” has the meaning set forth in Section 3.23.

(hhhh) “FTC” means the U.S. Federal Trade Commission or any successor thereto.

(iiii) “GAAP” means generally accepted accounting principles in the United States, consistently applied.

(jjjj) “Government Contract” means any Contract for the sale of supplies or services currently being performed, or that has not been closed, that is between the Company or any of its Subsidiaries on one hand and a Governmental Authority on the other or entered into by the Company or any of its Subsidiaries as a subcontractor at any tier with a higher tiered Person in connection with a Contract between that Person or another Person and a Governmental Authority.

(kkkk) “Governmental Authority” means any government, political subdivision, governmental, administrative, self-regulatory or regulatory entity or body, department, commission, board, agency or instrumentality, or other legislative, executive or judicial governmental entity, and any court, tribunal, judicial or mediation or arbitral body, in each case whether federal, national, state, county, municipal, provincial, local, foreign or multinational.

(llll) “Governmental Authorization” means any authorizations, approvals, licenses, franchises, clearances, permits, certificates, waivers, consents, exemptions, variances, expirations and terminations of any waiting period requirements issued by or obtained from, and any notices, filings, registrations, qualifications, declarations and designations with, a Governmental Authority.

(mmmm) “Group” has the meaning as used in Section 13 of the Exchange Act.

(nnnn) “Hazardous Substance” means any material, substance or waste defined, listed or regulated as “toxic,” “hazardous,” a “contaminant,” a “pollutant,” or words of similar meaning under Environmental Laws due to its dangerous or deleterious properties or characteristics.

(oooo) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(pppp) “Indemnified Person(s)” has the meaning defined in Section 6.8(a).

(qqqq) “Inquiry” means an inquiry, request for discussions or negotiations or request to review non-public information that would reasonably be expected to indicate an interest in making or effecting an Acquisition Proposal or an Acquisition Transaction.

(rrrr) “Intellectual Property” means all worldwide rights, title and interests in and to intellectual property and proprietary rights, including: (i) all inventions (whether patentable or unpatentable and whether or not reduced to practice), patents and applications therefor (“Patents”); (ii) all copyrights, works of authorship, copyright registrations and applications therefor (“Copyrights”); (iii) trademarks, service marks, corporate names, trade names, logos, brand names, trade dress rights and similar designation of origin and rights therein, and registrations and applications for registration thereof, together with all of the goodwill associated with any of the foregoing (“Marks”); (iv) rights in trade secrets and confidential information, including know-how, methods, processes, designs, drawings, technical data, customer lists and any other information that derives actual or potential value from not being generally known to the public (“Trade Secrets”); (v) software, databases and data, and other technology, and all rights therein; and (vi) internet domain name registrations and social media accounts and handles.

(ssss) “IT Assets” means all hardware, systems, databases, websites, applications, software, data processing equipment, networks, servers, platforms, interfaces and other information technology assets that are owned or used by Company and its Subsidiaries.

(tttt) “Knowledge” of the Company, with respect to any matter in question, means the actual knowledge of L. Joe Boyer, David D. Quinn Sr., Kenneth J. Burns, Jr., Jonathan M. Parnell and Walter G. Powell.

(uuuu) “Law” means any federal, national, state, county, municipal, provincial, local, foreign or multinational, statute, constitution, common law, ordinance, code, decree, order, judgment, rule, regulation, ruling, policy, or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority and any award, order or decision of an arbitrator or arbitration panel with jurisdiction over the parties and subject matter of the dispute.

(vvvv) “Leased Real Property” has the meaning defined in Section 3.13.

(wwww) “Legal Proceeding” means any claim, action, charge, audit, inquiry, lawsuit, litigation, arbitration or other similar legal proceeding (whether investigative, criminal, administrative or civil) or investigation brought by or pending before any Governmental Authority or arbitrator or other tribunal.

(xxxx) “Lien” means any lien, security interest, attachment, license, option, right of first offer or first refusal, deed of trust, mortgage, pledge, encumbrance, restriction on transfer, proxies, voting trusts or agreements, hypothecation, right of way, defect in title, encroachment, easement, restrictive covenant, conditional sale or other title retention agreement, the interest of a lessor under a capital lease or other similar encumbrance.

(yyyy) “Limited Guarantee” has the meaning defined in Section 4.12.

(zzzz) “Material Contract” means any of the following Contracts (other than Employee Plans):

(i) any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K) with respect to the Company and its Subsidiaries, taken as whole;

(ii) any Contract (A) containing any covenant limiting the right of the Company or any of its Subsidiaries to engage in any line of business or geographic area, other than any such Contracts that may be cancelled without material liability to the Company or its Subsidiaries upon notice of 90 days or less (B) that provides for “exclusivity” in favor of any third party; or (C) grants any rights of first refusal, rights of first negotiation or “most favored nation” rights to any third party, in each case, in any respect material to the business of the Company and its Subsidiaries, taken as a whole;

(iii) any Contract relating to the disposition or acquisition of equity or real or tangible assets by the Company (by merger or otherwise) or any of its Subsidiaries outside of the ordinary course of business (A) with an aggregate value in excess of $1,000,000 and (B) pursuant to which the Company or its Subsidiaries have any continuing earn-out (or similar payment based on future performance of an acquired business or asset), indemnification (other than customary indemnification obligations, none of which are reasonably expected to result in material liability), restrictive covenant or other material obligations;

(iv) any Contract with any customer of the Company or any of its Subsidiaries, who, in the year ended December 31, 2022, was one of the twenty largest sources of revenues for the Company and its Subsidiaries, based on amounts paid during such period (excluding any purchase orders, service orders or similar) (each a “Material Customer”);

(v) any Contract with any vendor of the Company or any of its Subsidiaries who, in the year ended December 31, 2022, was one of the fifteen largest sources of payment obligations for the Company and its Subsidiaries, based on amounts paid during such period (excluding any purchase orders, service orders or similar) (each, a “Material Supplier”)

(vi) any Contract that involves any exchange traded over-the-counter or other swap, cap, floor, collar, futures contract, forward contract, option or any other derivative financial instrument relating to a hedging transaction;

(vii) any Contract evidencing any indebtedness for borrowed money of the Company or any Subsidiary of the Company in excess of $2,500,000 (excluding intercompany loans between the Company and any of its Subsidiaries or between any Subsidiaries of the Company), or with respect to a Lien upon any material assets or properties of the Company or any of its Subsidiaries;

(viii) any partnership, joint venture, profit sharing, strategic alliance or similar Contract to which any of the Company or its Subsidiaries is a party that is material to the business of the Company and its Subsidiaries, taken as a whole;

(ix) any Contract that (A) grants the Company or any of its Subsidiaries a license, right to use or covenant-not-to-sue over any Intellectual Property owned by any other Person, excluding licenses for off-the-shelf software obtained from a third party on generally available commercial terms having total annual payments of less than $250,000 in the aggregate and non-exclusive licenses incidental to the supply of goods or services, or (B) grants a license, right to use, or covenant-not-to-sue from the Company or any of its Subsidiaries to any other Person to use any Company Intellectual Property, excluding non-exclusive licenses granted by the Company or any of its Subsidiaries to customers or service providers in the ordinary course of business;

(x) any Contract involving any resolution or settlement of any actual or threatened Action involving the Company or any of its Subsidiaries involving (A) remaining payment in excess of $250,000 (net of any amount covered by insurance or indemnification that is reasonably expected to be received by the Company and its Subsidiaries) or (B) any material ongoing requirements or restrictions on the operations of the Company or any of its Subsidiaries;

(xi) any Contract under which the Company or any of its Subsidiaries has, directly or indirectly, any obligations to make a capital contribution to, or other investment in, any Person in excess of $1,000,000;

(xii) any Contract that creates a Lien (other than a Permitted Lien) over any Company Security;

(xiii) any CBA; and

(xiv) any Government Contract with any U.S. Federal Governmental Authority as a prime contractor, except for Government Contracts having total annual receipts of less than $2,000,000 in the aggregate.

(aaaaa) “Material Customer” has the meaning defined in the definition of “Material Contract.”

(bbbbb) “Material Supplier” has the meaning defined in the definition of “Material Contract.”

(ccccc) “Maximum Annual Premium” has the meaning defined in Section 6.8(b).

(ddddd) “Merger” has the meaning defined in the Recitals

(eeeee) “Merger Sub” has the meaning defined in the Preamble.

(fffff) “Multiemployer Plan” means any Employee Benefit Plan that is a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA).

(ggggg) “NASDAQ” means the NASDAQ Global Market and any successor stock exchange or inter-dealer quotation system operated by the NASDAQ Global Market or any successor thereto.

(hhhhh) “New Plan” has the meaning defined in Section 6.9(d).

(iiiii) “NRC” is the U.S. Nuclear Regulatory Commission.

(jjjjj) “Old Plans” has the meaning defined in Section 6.9(d).

(kkkkk) “Organizational Documents” means the certificate of incorporation, bylaws, certificate of formation, partnership agreement, limited liability company agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a legal entity.

(lllll) “Other Indemnified Persons” has the meaning defined in Section 6.8(d).

(mmmmm) “Other Required Company Filing” has the meaning defined in Section 6.3(b).

(nnnnn) “Owned Company Shares” has the meaning defined in Section 2.7(a)(iii).

(ooooo) “Owned Real Property” has the meaning defined in Section 3.13.

(ppppp) “Parent” has the meaning defined in the Preamble.

(qqqqq) “Parent Entities” has the meaning defined in the Preamble.

(rrrrr) “Parent Material Adverse Effect” has the meaning defined in Section 7.3(a).

(sssss) “Parent Related Parties” has the meaning defined in Section 8.3(e).

(ttttt) “Parent Termination Fee” means an amount equal to $45,750,000.

(uuuuu) “Party” has the meaning defined in the Preamble.

(vvvvv) “Pass-Through Income Tax Return” has the meaning defined in Section 6.20.

(wwwww) “Payment Agent” has the meaning defined in Section 2.9(a).

(xxxxx) “Payment Fund” has the meaning defined in Section 2.9(b).

(yyyyy) “Payoff Letters” has the meaning defined in Section 7.2(e).

(zzzzz) “Per Share Price” has the meaning defined in Section 2.7(a)(i).

(aaaaaa) “Permitted Liens” means any of the following: (i) Liens for Taxes, assessments and governmental charges or levies either not yet delinquent or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established by the Company in accordance with GAAP; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other similar statutory liens arising or incurred in the ordinary course of business for amounts that are not yet due or that are being contested in good faith and by appropriate proceedings; (iii) liens of lessors and licensors arising under leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions); (iv) pledges or deposits to secure obligations pursuant to workers’ compensation Law or similar legislation or to secure public or statutory obligations; (v) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vi) defects, imperfections or irregularities in title, charges, easements, covenants and rights of way (unrecorded and of record) and other similar Liens (or other encumbrances of any type) affecting title to the real property that do not materially impair the use or occupancy of such property for the purposes for which it is currently used or proposed to be used; (vii) zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property; (viii) any non-exclusive license of Company Intellectual Property granted in the ordinary course of business; (ix) Liens pursuant to any Company Indebtedness; (x) statutory, common Law or contractual Liens (or other encumbrances of any type) securing payments not yet due, including Liens of landlords pursuant to the terms of any lease or Liens against the interests of the landlord or owner of any Leased Real Property unless caused by the Company or any of its Subsidiaries; (xi) Liens associated with the Company Credit Agreements (that will be released and discharged upon the payoff of such indebtedness in accordance with the applicable Payoff Letter); or (xii) Liens (or other encumbrances of any type) disclosed on the Company Disclosure Letter.

(bbbbbb) “Person” means any individual, corporation (including any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, firm, Governmental Authority or other enterprise, association, organization or entity.

(cccccc) “Personal Data” means any data or information in any media that identifies, relates to, describes, is reasonably capable of being associated with, or reasonably could be linked, directly or indirectly, to the identity of a particular individual or household, browser, or device, and any other data or information that constitutes “personal data,” “personal information,” or any similar or equivalent term as defined in applicable Privacy Obligations.

(dddddd) “Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period through the end of the Closing Date.

(eeeeee) “Principal Stockholder” means Bernhard Capital Partners Management, LP, a Delaware limited partnership.

(ffffff) “Privacy Obligations” means all applicable Laws, provisions of Contracts to which the Company is a party, self-regulatory standards to which the Company is bound or purports to adhere to, posted and internal written policies or terms of use of the Company, or consents, in each case pertaining to data protection, privacy, cybersecurity, data breach notification, cross-border data transfer, or the Processing of Personal Data, including but not limited to the Federal Acquisition Regulations and other applicable government contracting requirements, the Federal Trade Act and other consumer protection laws, the California Consumer Privacy Act as amended by the California Privacy Rights Act (CCPA), the Illinois Biometric Information Privacy Act (BIPA), the Telephone Consumer Protection Act (TCPA), the CAN-SPAM Act, and the Payment Card Industry Data Security Standard, as well as any other applicable Laws of any jurisdiction, in each case to the extent applicable to the operation of the Company.

(gggggg) “Process” or “Processing” (or its conjugates) means any operation or set of operations that is performed upon Sensitive Data or sets of Sensitive Data, whether or not by automatic means, such as receipt, access, acquisition, collection, recording, monitoring, maintenance, creation, analysis, compilation, processing, safeguarding, security, recording, organization, structuring, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure, disposal, destruction, or transfer of Sensitive Data.

(hhhhhh) “Proposal Notice Period” has the meaning defined in Section 5.3(d)(ii)(3).

(iiiiii) “Proxy Statement” has the meaning defined in Section 6.3(a).

(jjjjjj) “PSU Consideration” has the meaning defined in Section 2.8(b).

(kkkkkk) “Qualifying Termination” has the meaning defined in Section 6.9(e).

(llllll) “Real Property” has the meaning defined in Section 3.13.

(mmmmmm) “Registered Intellectual Property” means all United States, international and foreign (i) Patents and Patent applications (including provisional applications); (ii) registered Marks and applications to register Marks (including intent-to-use applications, or other registrations or applications related to Marks); (iii) registered Copyrights and applications for Copyright registration; and (iv) domain name registrations.

(nnnnnn) “Representatives” has the meaning defined in Section 5.3(a).

(oooooo) “RSU Consideration” has the meaning defined in Section 2.8(a).

(pppppp) “SEC” means the United States Securities and Exchange Commission or any successor thereto.

(qqqqqq) “Securities Act” means the Securities Act of 1933.

(rrrrrr) “Security Breach” means any (i) unauthorized destruction, alteration, disclosure, acquisition of, access to, loss of, or misuse (by any means) of Sensitive Data; (ii) unauthorized or unlawful Processing, sale, or rental of Sensitive Data; (iii) phishing, ransomware, denial of service (DoS), or other cyberattack that results in a monetary loss or a material business disruption; or (iv) anything else that constitutes a notifiable data security breach under the Privacy Obligations.

(ssssss) “Sensitive Data” means (a) all Personal Data, and (b) other confidential or proprietary business information or trade secret information.

(tttttt) “Straddle Period” means any taxable period that includes, but does not end on, the Closing Date.

(uuuuuu) “Subsidiary” means, with respect to any Person, any other Person (other than a natural Person) of which securities or other ownership interests (i) having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions or (ii) representing more than 50% of such securities or ownership interests, in each case, are at the time directly or indirectly owned by such first Person and, with respect to the Company, shall include ATC Holdings and its Subsidiaries.

(vvvvvv) “Superior Proposal” means any Acquisition Proposal for an Acquisition Transaction on terms that the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisors and outside legal counsel) would be more favorable to the Company Stockholders from a financial point of view than the Merger and is reasonably likely to be consummated on the terms and timing proposed (taking into account any legal, regulatory, financial, timing, financing and other aspects of such proposal that the Company Board (or a committee thereof) considers relevant and any revisions to this Agreement committed to in writing by Parent prior to the time of such determination). For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “20%” in the definition of “Acquisition Transaction” shall be deemed to be references to “50%.”

(wwwwww) “Surviving Corporation” has the meaning defined in Section 2.1.

(xxxxxx) “Tax” means any U.S. federal, state and local and non-U.S. taxes, assessments and similar governmental charges and impositions (including taxes based upon or measured by gross receipts, income, profits, sales, use, or occupation, and value added, ad valorem, transfer, franchise, withholding, estimated, payroll, employment, excise and property taxes) imposed by any Governmental Authority, together with any interest, penalties and additions to tax imposed thereon, whether disputed or not.

(yyyyyy) “Tax Return” means any return, declaration, report, statement, or information return required to be filed with a Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(zzzzzz) “Termination Date” has the meaning defined in Section 8.1(c).

(aaaaaaa) “Transaction Document” has the meaning defined in Section 9.5.

(bbbbbbb) “Transaction Litigation” means any Legal Proceeding commenced or threatened against a Party or any of its Subsidiaries or Affiliates (and/or their respective directors and/or executive officers) or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Transactions, other than any Legal Proceedings solely among the Parties related to this Agreement, the Equity Commitment Letter or the Limited Guarantee.

(ccccccc) “Transactions” means the Merger and the other transactions contemplated by this Agreement.

(ddddddd) “Treasury Regulations” means the regulations promulgated under the Code.

(eeeeeee) “Union” means any labor union or other employee representative body.

(fffffff) “Voting and Support Agreement” has the meaning defined in the Recitals.

(ggggggg) “Willful and Material Breach” means a material breach that is a consequence of a deliberate act or deliberate failure to act undertaken by the breaching party with the actual knowledge that the taking of, or failure to take, such act would cause or constitute or would reasonably be expected to cause or constitute a material breach of this Agreement.

1.2 Certain Interpretations.

(a) When a reference is made in this Agreement to an Article or a Section, such reference is to an Article or a Section of this Agreement unless otherwise indicated and references to “paragraphs” or “clauses” are to separate paragraphs or clauses of the Section or subsection in which the reference occurs. When a reference is made in this Agreement to a Schedule or Exhibit, such reference is to a Schedule or Exhibit to this Agreement, as applicable, unless otherwise indicated, and by this reference incorporated herein for all purposes. Any capitalized terms used in any Exhibit or Schedule (including the disclosure schedules) attached hereto and not otherwise defined therein shall have the meaning set forth in this Agreement.

(b) Headings, captions or titles appearing at the beginning of any Articles, Sections, clauses or other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and shall be disregarded in construing the language hereof.

(c) When used herein, (i) the words “hereof,” “herein,” “hereby,” “hereunder” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation” and (iii) the words “this Article,” “this Section,” “this clause,” and words of similar import, refer only to the Article, Section, clause or other subdivision hereof in which such words occur. References to “written” or “in writing” include in electronic form. Unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and does not simply mean “if.”

(d) When used in this Agreement, references to “$” or “dollars” are references to U.S. dollars.

(e) Any reference to any “day” or any number of “days” without explicit reference to “Business Days” shall be deemed to refer to a calendar day or number of calendar days. If any action is to be taken on or by a particular calendar day that is not also a Business Day, then such action may be deferred until the immediately succeeding Business Day.

(f) The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning.

(g) When reference is made to any party to this Agreement or any other agreement or document, such reference includes such Party’s successors and permitted assigns. References to any Person include the successors and permitted assigns of that Person.

(h) Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such Person.

(i) Unless the context otherwise requires, any definition of or reference to any Law or any provision of any Law herein shall be construed as referring to such Law as from time to time amended, supplemented or modified, including by succession of comparable successor Laws and references to the rules and regulations promulgated thereunder or pursuant thereto.

(j) References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented (including by waiver or consent) from time to time in accordance with the terms hereof and thereof.

(k) All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP.

(l) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(m) The measure of a period of one month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date. If no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1). References to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively.

(n) The Parties agree that they have been represented by legal counsel during the negotiation, execution and delivery of this Agreement and therefore waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

(o) Documents or other information or materials will be deemed to have been “made available” by the Company if such documents, information or materials have been posted to a virtual data room managed by the Company at www.services.intralinks.com prior to the execution and delivery of this Agreement.

(p) In addition to Section 1.2(o), the phrases “delivered,” “provided,” “furnished,” or “made available” or words of similar import when used with respect to information or documents means that such information or documents have been physically or electronically delivered to the relevant receiving party (provided, that in the case of information or documents of the Company or any of its Affiliates, such phrases or words means that such information or documents that were posted to the virtual data room prior to the execution and delivery hereof).

(q) All references to time shall refer to Central Time unless otherwise specified.

Article II
THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL and DLLCA, on the Closing Date, (a) Merger Sub will be merged with and into the Company; (b) the separate limited liability company existence of Merger Sub will thereupon cease; and (c) the Company will continue under the name “Atlas Technical Consultants, Inc.” as the surviving corporation of the Merger and as a wholly owned Subsidiary of Parent. The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.”

2.2 The Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company shall cause the Merger to be consummated pursuant to the DGCL and DLLCA by filing a certificate of merger in customary form and substance (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL and DLLCA (the time of such filing with the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Certificate of Merger, being referred to herein as the “Effective Time”).

2.3 The Closing. The consummation of the Merger shall take place at a closing (the “Closing”) to occur at (a) 9:00 a.m. Central Time, at the offices of Kirkland & Ellis LLP, located at 609 Main Street, Houston, TX 77002, or remotely by exchange of documents and signatures (or their electronic counterparts), on the third Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature or terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions); provided, however, that notwithstanding the foregoing, in no event shall the Closing occur pursuant to this clause (a) prior to March 31, 2023, or (b) such other time, location and date as Parent, Merger Sub and the Company mutually agree in writing. The date on which the Closing occurs is referred to as the “Closing Date.”

2.4 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all (a) of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation; and (b) debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

2.5 Certificate of Incorporation and Bylaws.

(a) Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Company shall be amended and restated in its entirety to be as set forth in Exhibit A-1 attached hereto, and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by the DGCL and such certificate of incorporation (subject to Section 6.8(a)).

(b) Bylaws. At the Effective Time, the bylaws of the Company shall be amended and restated in their entirety to be as set forth in Exhibit A-2 attached hereto, and, as so amended and restated shall become the bylaws of the Surviving Corporation, until thereafter amended as provided by the DGCL, the certificate of incorporation and such bylaws (subject to Section 6.8(a)).

2.6 Directors and Officers. The Parties shall take all actions necessary so that the designees of the sole and managing member of Merger Sub immediately prior to the Effective Time will be the directors of the Surviving Corporation immediately following the Effective Time, and the officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Corporation immediately following the Effective Time, in each case, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal, in each case as provided in the Organizational Documents of the Surviving Corporation and by applicable Law.

2.7 Effect on Capital Stock.

(a) Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of the Parties or the holders of any of the securities described in this Section 2.7(a), the following will occur:

(i) each share of Company Class A Common Stock, including all shares of Company Class A Common Stock issued upon the acquisition of ATCH Common Units and the surrender of Company Class B Common Stock pursuant to and in accordance with Section 6.11, that is issued and outstanding as of immediately prior to the Effective Time (other than Owned Company Shares or Dissenting Company Shares) will be automatically cancelled, extinguished and converted into the right to receive cash in an amount equal to $12.25 per share of Company Common Stock, without interest thereon (the “Per Share Price”), in accordance with the provisions of Section 2.9 and in accordance with the provisions of Section 2.12;

(ii) each limited liability company interest of Merger Sub that is issued and outstanding as of immediately prior to the Effective Time will automatically be canceled and converted into one validly issued, fully paid and nonassessable share of common stock, $0.0001 par value per share, of the Surviving Corporation.

(iii) each share of Company Common Stock that is (A) held by the Company as treasury stock or (B) owned by Parent or any of its Subsidiaries (including Merger Sub), in each case as of immediately prior to the Effective Time (collectively, the “Owned Company Shares”) will automatically be cancelled and extinguished without any conversion thereof or consideration paid therefor; and

(iv) each share of Company Class B Common Stock will automatically be cancelled and extinguished without any conversion thereof or consideration paid therefor.

(b) Adjustment to the Per Share Price. The Per Share Price will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to the Company Common Stock occurring on or after the date of this Agreement and prior to the Effective Time; provided that for the avoidance of doubt, no adjustment shall be made for the issuance of Company Class A Common Stock upon the acquisition of Company Class B Common Stock pursuant to and in accordance with Section 6.11). Nothing in this Section 2.7(b) shall be construed to permit any Party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

(c) Statutory Rights of Appraisal. Notwithstanding anything to the contrary set forth in this Agreement, all shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time (other than the Owned Company Shares) and that are held by Company Stockholders who have not voted in favor of the adoption of this Agreement or consented thereto in writing and who have properly demanded appraisal rights with respect thereto in accordance with, and who have otherwise complied with, Section 262 of the DGCL with respect to any such Company Common Stock held by any such holder (the “Dissenting Company Shares”) will not be converted into the right to receive the Per Share Price pursuant to this Section 2.7, but instead will be entitled to only such rights as are granted by Section 262 of the DGCL. Holders of such Dissenting Company Shares will be entitled to receive payment of the fair value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL unless and until any such holder fails to perfect or effectively withdraws or otherwise loses their rights to appraisal under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or otherwise loses such rights, or a court of competent jurisdiction shall determine such holder is not entitled to the relief provided by Section 262 of the DGCL, such Dissenting Company Shares will thereupon be treated as if they had been converted into, at the Effective Time, the right to receive the Per Share Price in accordance with this Agreement. At the Effective Time, any holder of Dissenting Company Shares will cease to have any rights with respect thereto, except the rights provided in Section 262 of the DGCL and as provided in the previous sentence. The Company shall give Parent (i) notice of any demands received by the Company for appraisal of Company Common Stock and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or settle or offer to settle any such demands. Parent shall not, except with the prior written consent of the Company, require the Company to make any payment with respect to any demands for appraisal or settle or offer to settle any such demands.

2.8 Equity Awards. Except as otherwise agreed by Parent and an individual holder of a Company Equity Award, as applicable:

(a) Company RSUs. At the Effective Time, each Company RSU outstanding as of immediately prior to the Effective Time that is not a Current Year Company RSU will automatically, without any action on the part of the Parties or the holder thereof, be cancelled and converted into and will become the right to receive an amount in cash, without interest thereon and subject to applicable withholding Taxes, equal to the product of (i) the Per Share Price and (ii) the total number of shares of Company Common Stock subject to such Company RSU as of immediately prior to the Effective Time (the “RSU Consideration”).

(b) Company PSUs. At the Effective Time, each Company PSU outstanding as of immediately prior to the Effective Time that is not a Current Year PSU will automatically, without any action on the part of the Parties or the holder thereof, be cancelled and converted into and will become the right to receive an amount in cash, without interest thereon and subject to applicable withholding Taxes, equal to the product of (i) the Per Share Price and (ii) the total number of shares of Company Common Stock subject to such Company PSU as of immediately prior to the Effective Time (the “PSU Consideration”); provided that to the extent any Company PSU remains outstanding and subject to such performance vesting conditions as of immediately prior to the Effective Time, the performance metrics of such Company PSU will be deemed achieved at the greater of target and actual performance effective as of the Effective Time (up to a maximum of 137.5% of target), without any pro-ration.

(c) Company PSOs. At the Effective Time, each Company PSO outstanding as of immediately prior to the Effective Time with an exercise price per share less than the Per Share Price, whether vested or unvested but with respect to which the performance-based vesting conditions would be achieved if the Per Share Price was equal to or greater than the “Threshold Stock Price” thereunder, will automatically, without any action on the part of the Parties or the holder thereof, be cancelled and converted into and will become the right to receive an amount in cash, without interest thereon and subject to applicable withholding Taxes, equal to the product of (i) the number of shares of Company Common Stock subject to such Company PSO as of immediately prior to the Effective Time and (ii) the excess, if any, of the Per Share Price over the exercise price per share of such Company PSO (collectively with the RSU Consideration and the PSU Consideration, the “Equity Award Consideration”). Each Company PSO with an exercise price per share equal to or greater than the Per Share Price will be cancelled without any action on the part of the holder thereof and without any cash payment being made in respect thereof.

(d) Payment Procedures. On the Closing Date, Parent shall deposit (or cause to be deposited) with the Company, by wire transfer of immediately available funds, the aggregate Equity Award Consideration owed to all holders of Company Equity Awards (collectively, the “Equity Award Holders”). As promptly as reasonably practicable, but in any event no later than next regular payday of the Surviving Corporation that is at least five Business Days after the Closing Date, the Equity Award Holders will be paid by the Company or the Surviving Corporation, through its payroll system or payroll provider, all amounts required to be paid to such Equity Award Holders in respect of Company Equity Awards that are cancelled and converted pursuant to this Section 2.8, less any required withholding pursuant to Section 2.12.

(e) Cash Replacement Awards. At the Effective Time, each Current Year Company RSU and each Current Year Company PSU will, without any action on the part of the Parties or the holder thereof, be cancelled and converted into and will become the conditional right to receive an amount in cash, without interest thereon and subject to applicable withholding Taxes (each, a “Cash Replacement Award”), equal to the product of (i) the Per Share Price and (ii) the total number of shares of Company Common Stock subject to such Current Year Company RSU or Current Year Company PSU, as applicable, as of immediately prior to the Effective Time (the “Cash Replacement Consideration”). Each Cash Replacement Award will be subject to the same terms and conditions (including vesting terms and terms providing for the acceleration of vesting) that apply to the Current Year Company RSU or Current Year Company PSU, as applicable, that it has replaced, other than the right to receive equity rather than cash upon vestings, and provided that, with respect to any Current Year Company PSUs, performance metrics will be deemed achieved at target performance as of the Effective Time, without any pro-ration (such that only time-based vesting conditions remain applicable). Any Cash Replacement Consideration will become payable with respect to a portion of a Cash Replacement Award only to the extent that such portion becomes vested by its terms (subject to the immediately preceding sentence), and in such event will be paid to the holder thereof by the Company or the Surviving Corporation, through its payroll system or payroll provider, on its next regular payday that is at least three (3) business days after the applicable vesting date. For the avoidance of doubt, in the event that a Cash Replacement Award, or portion thereof, does not vest and is therefore forfeited by its terms, then no Cash Replacement Consideration (or other consideration) will be owed with respect to such Cash Replacement Award or portion thereof.

(f) Further Actions. The Company shall take all action necessary to effect the cancellation and conversion of Company Equity Awards and otherwise to give effect to this Section 2.8 (including the satisfaction of the requirements of Rule 16b-3(e) promulgated under the Exchange Act), such that, as of the Effective Time, each Company Stock Plan and each Equity Award will have been terminated, and no Person will have any rights in respect of the Equity Awards hereunder or otherwise, including any right to acquire any equity securities of the Company or the Surviving Corporation, other than the right to receive the amounts contemplated by this Section 2.8, if any.

2.9 Payment of Merger Consideration.

(a) Payment Agent. Prior to the Closing, Parent shall (i) at its sole cost and expense, select a nationally recognized bank or trust company reasonably acceptable to the Company to act as the payment agent for the Merger (the “Payment Agent”); and (ii) enter into a payment agent agreement, in form and substance reasonably acceptable to the Company, with such Payment Agent.

(b) Payment Fund. On the Closing Date, at or prior to the Closing, Parent shall (i) deposit (or cause to be deposited) with the Payment Agent, by wire transfer of immediately available funds, for payment to the holders of shares of Company Common Stock pursuant to Section 2.7, an amount of cash equal to the aggregate consideration to which such holders of Company Common Stock become entitled pursuant to Section 2.7 and (ii) pay, on behalf of the Company, by wire transfer of immediately available funds, to the accounts or accounts designated by the respective payee in writing: (A) to each lender or holder of Company Indebtedness and outstanding as of immediately prior to Closing, the amount(s) of Company Indebtedness owed to such lender or holder, which amount is set forth in the applicable Payoff Letter in order to repay in full in cash the Company Indebtedness set forth in each such Payoff Letter as of the Closing Date, in exchange for such lender’s or holder’s release of its liens and encumbrances upon the assets of the Company and its Subsidiaries and release of the Company and its Subsidiaries from any obligations under such Company Indebtedness. Until disbursed in accordance with the terms and conditions of this Agreement, such cash shall be invested by the Payment Agent, as directed by Parent or the Surviving Corporation, in (i) obligations of, or fully guaranteed by, the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States with a maturity of no more than 30 days; (ii) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively; or (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1,000,000,000 (based on the most recent financial statements of such bank that are then publicly available) (such cash and any proceeds thereon, the “Payment Fund”). To the extent that (A) there are any losses with respect to any investments of the Payment Fund; (B) the Payment Fund diminishes for any reason below the level required for the Payment Agent to promptly pay the cash amounts contemplated by Section 2.7, including upon shares of Company Common Stock ceasing to qualify as Dissenting Company Shares; or (C) all or any portion of the Payment Fund is unavailable for Parent (or the Payment Agent on behalf of Parent) to promptly pay the cash amounts contemplated by Section 2.7 for any reason, Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the amount of cash in the Payment Fund so as to ensure that the Payment Fund is at all times fully available for distribution and maintained at a level sufficient for the Payment Agent to make the payments contemplated by Section 2.7. Any income from investment of the Payment Fund shall be payable to Parent or the Surviving Corporation as Parent directs. The Payment Fund shall not be used for any purpose other than the payment to holders of Company Common Stock as contemplated by Section 2.7. All Company Equity Awards have been issued under a Company Stock Plan.

(c) Payment Procedures. Promptly following the Effective Time (and in any event within three Business Days after the Closing Date), the Parent Entities shall cause the Payment Agent to mail to each holder of one or more certificates that immediately prior to the Effective Time represented issued and outstanding shares of Company Common Stock (other than Owned Company Shares and Dissenting Company Shares, as applicable) (the “Certificates”) (i) a letter of transmittal in customary form (which shall specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Payment Agent (or affidavits of loss in lieu thereof as provided in Section 2.11)), and (ii) instructions for effecting the surrender of the Certificates in exchange for the Per Share Price payable with respect to the shares of Company Common Stock formerly represented thereby pursuant to Section 2.7. Upon surrender of Certificates (or affidavits of loss in lieu thereof as provided in Section 2.11) for cancellation to the Payment Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (x) the aggregate number of shares of Company Common Stock represented by such Certificates by (y) the Per Share Price, and the Certificates so surrendered will forthwith be cancelled. Notwithstanding anything to the contrary in this Agreement, no record holder of book-entry shares of Company Common Stock (the “Book-Entry Equity Interests”) will be required to deliver a Certificate or an executed letter of transmittal to the Payment Agent in order to receive the payment that such holder is entitled to receive pursuant to Section 2.7 with respect of such Book-Entry Equity Interests. In lieu thereof, each holder of record of a Book-Entry Equity Interest that immediately prior to the Effective Time represented an outstanding share of Company Common Stock (other than Dissenting Company Shares and Owned Company Shares) whose shares of Company Common Stock were converted into the right to receive the consideration payable in respect thereof pursuant to Section 2.7 will, upon receipt of an “agent’s message” in customary form (if required) (it being understood that the holders of Book Entry Equity Interests will be deemed to have surrendered such Book Entry Equity Interests upon receipt of an “agent’s message” or such other evidence, if any, as the Payment Agent may reasonably request) following the Effective Time, be entitled to receive an amount in cash equal to the product obtained by multiplying (A) the aggregate number of shares of Company Common Stock represented by such holder’s Book-Entry Equity Interests by (B) the Per Share Price. No interest shall be paid or accrued for the benefit of holders of the Certificates and Book-Entry Equity Interests on the Per Share Price payable upon the surrender of such Certificates and exchange of Book-Entry Equity Interests pursuant to this Section 2.9(c). Until so surrendered or exchanged, outstanding Certificates and Book-Entry Equity Interests shall be deemed from and after the Effective Time to evidence only the right to receive the Per Share Price payable in respect thereof pursuant to Section 2.7.

(d) DTC Payment. Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Payment Agent and the Depository Trust Company (“DTC”) with the objective that the Payment Agent shall transmit to DTC or its nominee on the Closing Date an amount in cash, by wire transfer of immediately available funds, equal to (i) the number of shares of Company Common Stock (other than Owned Company Shares and Dissenting Company Shares) held of record by DTC or such nominee immediately prior to the Effective Time multiplied by (ii) the Per Share Price.

(e) Transfers of Ownership. If payment of the Per Share Price is to be made to a Person other than the Person in whose name the surrendered Certificate or transferred Book-Entry Equity Interests in exchange therefor is registered, it shall be a condition of payment that (i) the Person requesting such exchange present proper evidence of transfer or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Per Share Price to a Person other than the registered holder of such Certificate or Book-Entry Equity Interest surrendered or shall have established to the reasonable satisfaction of Parent that such Tax either has been paid or is not applicable.

(f) No Liability. Subject to applicable Law, none of the Payment Agent, Parent, the Surviving Corporation or any other Party shall be liable to a holder of shares of Company Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Distribution of Payment Fund to Parent. Any portion of the Payment Fund that remains undistributed to the holders of the Certificates or Book-Entry Equity Interests on the date that is one year after the Effective Time shall be delivered to Parent (or the Surviving Corporation as directed by Parent) upon demand, and any holders of shares of Company Common Stock that were issued and outstanding immediately prior to the Merger who have not theretofore surrendered or transferred their Certificates or Book-Entry Equity Interests representing such shares of Company Common Stock for exchange pursuant to this Section 2.9 shall thereafter look for payment of the Per Share Price payable in respect of the shares of Company Common Stock represented by such Certificates or Book-Entry Equity Interests solely to Parent (subject to abandoned property, escheat or similar Law), as general creditors thereof, for any claim to the Per Share Price to which such holders may be entitled pursuant to Section 2.7.

2.10 No Further Ownership Rights in Company Common Stock. From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Equity Interests are presented to the Surviving Corporation for any reason, they shall (subject to compliance with the exchange procedures of Section 2.9(c)) be cancelled and exchanged as provided in this Article II.

2.11 Lost, Stolen or Destroyed Certificates. In the event that any Certificates have been lost, stolen or destroyed, the Payment Agent shall issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, the Per Share Price payable in respect thereof pursuant to Section 2.7. Parent or the Payment Agent may, in its reasonable discretion and as a condition precedent to the payment of such Per Share Price, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such reasonable amount as it may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Payment Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.12 Required Withholding. Each of the Payment Agent, the Parties, and the Surviving Corporation (without duplication) shall be entitled to deduct and withhold from any cash amounts payable pursuant to this Agreement to any holder or former holder of shares of Company Common Stock, Company RSUs, Company PSUs and Company PSOs such amounts as are required to be deducted or withheld therefrom pursuant to any Law in respect of applicable Taxes. The Parent Entities shall use commercially reasonable efforts to provide prior notice to the Company of any such deduction or withholding (other than (a) withholding because of the compensatory nature of the applicable payment or (b) U.S. backup withholding) and to cooperate with the Company to minimize or eliminate such deduction or withholding to the extent permitted by Law. To the extent that such amounts are so deducted or withheld and timely paid over to the appropriate Governmental Authority, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

With respect to any Section of this Article III, except (a) as disclosed in the reports, statements, schedules and other documents filed or furnished by the Company with the SEC since February 14, 2020 and at least one Business Day prior to the date of this Agreement (the “Company SEC Documents”) (other than any disclosures contained (i) solely in the “Risk Factors” sections of such Company SEC Documents, except to the extent such information consists of factual and/or historical statements, and (ii) solely in the “Company Statement Regarding Forward-Looking Statements” section in such Company SEC Documents); provided, that this clause (a) shall not be applicable to the representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3, Section 3.6(a), the first two sentences of Section 3.6(b) and Section 3.11(b) or Section 3.24; or (b) subject to the terms of Section 9.13, as set forth in the disclosure letter delivered by the Company to the Parent Entities on the date of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to the Parent Entities, as of the date hereof and as of the Closing, as follows:

3.1 Organization; Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has the requisite corporate or other power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets, except where the failure to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (with respect to jurisdictions that recognize the concept of good standing), except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.2 Power; Enforceability.

(a) The Company has the requisite corporate power and authority to (a) execute and deliver this Agreement; (b) perform its obligations hereunder; and (c) subject to receiving the Requisite Stockholder Approval, consummate the Merger. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder, and the consummation of the Merger, have been duly authorized and approved by the Company Board, and except for obtaining the Requisite Stockholder Approval and filing of the Company Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations and the consummation of the Merger.

(b) This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the Parent Entities, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (A) such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (such exceptions in clauses (A) and (B), the “Enforceability Exceptions”).

3.3 Company Board Approval; Opinion of Financial Advisor; Anti-Takeover Laws.

(a) Company Board Approval. The Company Board has unanimously (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement and consummate the Merger, in accordance with the DGCL and the DLLCA upon the terms and subject to the conditions set forth herein; (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, upon the terms and conditions set forth herein; (iii) resolved to recommend that the Company Stockholders adopt this Agreement in accordance with the DGCL; and (iv) directed that the adoption of this Agreement be submitted for consideration by the Company Stockholders at a meeting thereof (collectively, the “Company Board Recommendation”).

(b) Opinion of Financial Advisor. The Company Board has received the opinion of BofA Securities, Inc. to the effect that, as of the date of such opinion, and based on and subject to the various assumptions made, procedures followed, qualifications, limitations and other matters set forth therein, the Per Share Price is fair, from a financial point of view, to holders of Company Class A Common Stock (other than GI Partners, L.L.C., Parent, Merger Sub and their respective Affiliates).

(c) Anti-Takeover Laws. Assuming the accuracy of the representations of the Parent Entities set forth in Section 4.6, the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar applicable “anti-takeover” Law will not be applicable to the Merger.

(d) Requisite Stockholder Approval. The adoption of this Agreement by the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote on this Agreement (the “Requisite Stockholder Approval”) is the only vote or approval of the holders of any of the Company’s capital stock necessary under applicable Law, the Charter or the Bylaws.

3.4 Non-Contravention. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder, and the consummation of the Transactions (a) do not violate or conflict with any provision of the Charter or Bylaws; (b) do not violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration pursuant to any Material Contract or material Governmental Authorization to which the Company or any of its Subsidiaries are a party or by which any of their properties or assets are bound; (c) do not, assuming the Governmental Authorizations referred to in Section 3.5 are obtained and, in the case of the consummation of the Merger, subject to obtaining the Requisite Stockholder Approval, violate or conflict with any Law applicable to the Company or any of its Subsidiaries; and (d) will not result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (b), (c) and (d), for such violations, conflicts, breaches, defaults, terminations, accelerations or Liens that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.5 Requisite Governmental Approvals. No Governmental Authorization is required on the part of the Company in connection with: (a) the execution and delivery of this Agreement by the Company; (b) the performance by the Company of its covenants and obligations pursuant to this Agreement; or (c) the consummation of the Transactions by the Company, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable Laws of states in which the Company and its Subsidiaries are qualified to do business; (ii) such filings and approvals as may be required by any applicable federal or state securities Laws, including the filing of the Proxy Statement with the SEC and compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the NASDAQ; (iv) compliance with any applicable requirements of the HSR Act; (v) the Governmental Authorizations set forth on the Nuclear Consents Schedule and (vi) such other Governmental Authorizations the failure of which to obtain would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.6 Company Capitalization.

(a) Equity Interests. The authorized capital stock of the Company consists of (i) 500,000,000 shares of common stock, par value $0.0001 per share, including (a) 400,000,000 shares of Company Class A Common Stock and (b) 100,000,000 shares of Company Class B Common Stock; and (iii) 1,000,000 shares of Company Preferred Stock. As of 9:00 p.m., Central Time, on January 27, 2023 (such time and date, the “Capitalization Date”), (A) 37,885,284 shares of Company Class A Common Stock were issued and outstanding; (B) 1,346,212 shares of Company Class B Common Stock were issued and outstanding; (C) no shares of Company Preferred Stock were issued and outstanding; (D) no shares of Company Common Stock were held by the Company as treasury shares; and (E) no Company Warrants were issued and outstanding. As of the Capitalization Date: (1) 1,346,212 ATCH Common Units were issued and outstanding; and (2) no “Series A Preferred Units” of ATC Holdings were issued and outstanding. All issued and outstanding shares of Company Common Stock and the equity interests of ATC Holdings are validly issued, fully paid and nonassessable.

(b) Stock Awards. As of the Capitalization Date, there were (i) 1,063,104 shares of Company Class A Common Stock subject to outstanding Company RSUs; (ii) 634,806 shares of Company Class A Common Stock subject to outstanding Company PSUs (assuming achievement of maximum levels of performance); and (iii) outstanding Company PSOs (assuming achievement of all performance levels) to acquire 547,943 shares of Company Class A Common Stock with a weighted average exercise price of $10.50 per share. From the Capitalization Date to the date of this Agreement, the Company has not issued or granted any shares of Company Preferred Stock or Company Common Stock, other than pursuant to the vesting and settlement of Company RSUs or Company PSUs or the exercise of Company PSOs, in each case, which were granted prior to the date of this Agreement and disclosed in the prior sentence. Each Company PSO (A) was issued with an exercise price that is at least equal to the fair market value of a share of Company Common Stock as of the grant date and (B) was issued with respect to a share of common stock of the Company that constitutes service recipient stock for purposes of Section 409A of the Code. Each Company Equity Award issued under a Company Stock Plan has at all relevant times been exempt from or complied with Section 409A of the Code.

(c) Company Securities. Except as set forth in Sections 3.6(a) and (b), as of the date of this Agreement, there are (i) no issued and outstanding shares of capital stock of, or other equity or voting interest in, the Company other than those which have become outstanding after the Capitalization Date, which were reserved for issuance as of the Capitalization Date, as set forth in Section 3.6(b); (ii) no outstanding options, warrants, calls, convertible or exchangeable securities or other rights or binding arrangements that obligate the Company or any of its Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests in the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests (in each case other than to the Company or a Subsidiary thereof); (B) grant, extend or enter into any such subscription, option, warrant, call, convertible or exchangeable security, or other similar right, agreement or commitment relating to any capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries; and (iii) no outstanding restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company or any of its Subsidiaries (the items in clauses (i), (ii) and (iii), collectively, the “Company Securities”). Immediately after the Effective Time, no Company Securities will be subject to any Liens except for (i) Permitted Liens, (ii) any such transfer restrictions of general applicability as may be provided under the Securities Act, the “blue sky” Laws of the various States of the United States or similar Laws of other applicable jurisdictions or (iii) Liens arising out of or resulting from any financing actions by or on behalf of Parent and its Affiliates.

(d) Other Rights. There are no (i) voting trusts, proxies or similar arrangements or understandings to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries; or (ii) obligations or binding commitments of any character to which the Company or any of its Subsidiaries is a party or by which it is bound (A) restricting the transfer of any shares of capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries or (B) granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Company Securities. As of the date of this Agreement, the Company is not a party to any Contract that obligates it to repurchase, redeem or otherwise acquire any Company Securities. There are no accrued and unpaid dividends with respect to any outstanding shares of Company Common Stock. None of the Company or any of its Subsidiaries has outstanding, any bonds, debentures, notes or other obligations the holders of which have the right to vote with the holders of Company Shares or other Company Securities on any matter.

3.7 Subsidiaries.

(a) Section 3.7(a) of the Company Disclosure Letter set forth, as of the date hereof, a true, correct and complete list of the Subsidiaries of the Company and the ownership interest of the Company or its applicable Subsidiary in each Subsidiary. Each of the Subsidiaries of the Company (i) is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization and (ii) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease and operate its properties and assets, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Subsidiaries of the Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (with respect to jurisdictions that recognize the concept of good standing), except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company or a wholly owned Subsidiary of the Company owns 100% of the capital stock or other equity interest of each direct or indirect Subsidiary of the Company. The Company does not own, directly or indirectly, any capital stock or other equity interest of, or any other securities convertible or exchangeable into or exercisable for capital stock or other equity interest of, any Person other than the Subsidiaries of the Company. No Subsidiary of the Company owns any shares of capital stock or other securities of the Company. Each of the Subsidiaries’ Company Securities have been validly issued and are fully paid and, to the extent such concept is applicable to such Company Securities, non-assessable.

3.8 Company SEC Documents. Since January 1, 2020 and through the date of this Agreement, the Company has filed all forms, reports and documents with the SEC that have been required to be filed by it pursuant to applicable Laws prior to the date of this Agreement. Each Company SEC Document complied, as of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing, or, in the case of any registration statement or proxy statement, as of the date of effectiveness thereof and as of the date of mailing, respectively), in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date that such Company SEC Document was filed. None of the Company’s Subsidiaries is required to file periodic reports with the SEC. As of the date of this Agreement, there are no outstanding or unresolved comment letters received from the SEC with respect to any of the Company SEC Documents. As of the date hereof, to the Knowledge of the Company, none of the Company SEC Documents is the subject of active, ongoing SEC review.

3.9 Company Financial Statements; Internal Controls; Disclosure Controls and Procedures.

(a) Company Financial Statements. The consolidated financial statements (including any notes and schedules thereto) of the Company filed with the Company SEC Documents (i) were prepared in accordance with GAAP (except as may be indicated in the notes thereto); and (ii) fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of the unaudited financial statements, to normal and year-end adjustments as permitted).

(b) Disclosure Controls and Procedures, Internal Controls. The Company has established and maintains “disclosure controls and procedures” and a system of “internal control over financial reporting” (in each case as defined pursuant to Rule 13a-15 and Rule 15d-15 promulgated under the Exchange Act) as required by the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that that information required to be disclosed by the Company in the reports that it files or furnished under the Exchange Act is (A) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and (B) accumulated and communicated to the Company’s management to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes Oxley Act of 2002.

(c) Since January 1, 2020, none of the Company, nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and/or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting or any claim or allegation regarding any of the foregoing. For the purposes of this Agreement, the terms “significant deficiency” and “material weakness” have the respective meanings ascribed to such terms in Auditing Standard No. 5 of the Public Company Accounting Oversight Board as in effect on the date of this Agreement.

(d) Since January 1, 2020, (i) neither the Company nor any of its Subsidiaries, nor any director or officer nor any employee, auditor, accountant or other representative of the Company or any of its Subsidiaries, has received any written, or to the Knowledge of the Company, oral, complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any written, or to the Knowledge of the Company, oral, complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in improper accounting or auditing practices, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported in writing evidence of a material violation of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act of 2002 or any rules or regulations promulgated thereunder, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or their respective officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company.

(e) The books of account of the Company and its Subsidiaries have been kept and maintained accurately in all material respects in accordance with GAAP, the transactions entered therein represent bona fide transactions, and the revenues, expenses, assets and liabilities of the Company and its Subsidiaries have been properly recorded therein in all material respects.

(f) There are no off-balance sheet arrangements (as described in Instruction 8 to Section 303(b) of Regulation S-K promulgated under the Exchange Act) where the purpose or effect of such arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s consolidated financial statements included in the Company SEC Documents.

(g) Since January 1, 2020, the Company has complied in all material respects with the applicable listing and corporate governance rules and requirements of NASDAQ.

3.10 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due), that would be required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP or notes thereto, other than liabilities (a) specifically reflected or reserved against in the Audited Company Balance Sheet or in the consolidated financial statements of the Company and its Subsidiaries (including the notes thereto) included in the Company SEC Documents; (b) arising pursuant to this Agreement or incurred in connection with the Transactions or in connection with obligations under existing Contracts or applicable Law (but not in connection with any breach of Contract or violation of Law); (c) incurred in the ordinary course of business since September 30, 2022 (but none of which arises from breach of Contract, violation of Law, tort, infringement, or misappropriation); or (d) that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.11 Absence of Certain Changes.

(a) Since September 30, 2022, through the date of this Agreement, except in connection with the Transactions, the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course of business (other than in connection with modifications, suspensions and/or alterations of operations resulting from, or determined by the Company to be advisable and reasonably necessary in response to, COVID-19 or any COVID-19 Measures) and have not taken any action that, if taken after the date hereof, would require Parent’s consent pursuant to Section 5.2.

(b) Since September 30, 2022, through the date of this Agreement, there has not been any effect, change, development or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.12 Material Contracts.

(a) List of Material Contracts. Section 3.12(a) of the Company Disclosure Letter contains a true, correct and complete list of all Material Contracts, as in effect as of the date of this Agreement, to which the Company or any of its Subsidiaries is a party.

(b) Validity. Each Material Contract (other than any Material Contract that has expired in accordance with its terms) is valid and binding on the Company or each Subsidiary of the Company that is a party thereto and, to the Knowledge of the Company, each counterparty thereto and is in full force and effect, except where the failure to be valid and binding and in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, has performed, all obligations required to be performed by it under each Material Contract, except where the failure to fully perform would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No event has occurred that, with notice or lapse of time or both, would constitute such a breach or default pursuant to, or would give rise to a right of termination, cancellation or acceleration of any right or obligation under, any Material Contract by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, except for such breaches and defaults that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Section 3.12(c) of the Company Disclosure Letter sets forth a true, correct and complete list of the Material Customers and the Material Suppliers. To the Knowledge of the Company, since December 31, 2021, the Company has not received any written notice from or on behalf of any Material Customer or Material Supplier indicating that such Material Customer or Material Supplier intends to terminate or not renew, any Material Contract with such Material Customer or Material Supplier.

3.13 Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and its Subsidiaries have good and valid fee simple title to all of the real property owned by the Company and its Subsidiaries (the “Owned Real Property”), free and clear of Liens, except Permitted Liens; (b) the Company and its Subsidiaries have a good and valid leasehold interest in all of its Leased Real Property, free and clear of all Liens (except for Permitted Liens); (c) each lease, license, sublease and occupancy agreement (each, a “Lease”) with respect to material real property leased, licensed, subleased or otherwise used by the Company or its Subsidiaries as lessee or sublessee (the “Leased Real Property,” together with the Owned Real Property, the “Real Property”), is valid and binding on the Company or its Subsidiaries and is in full force and effect and, to the Knowledge of the Company, valid and binding on, and enforceable against, the other parties thereto; and (d) neither the Company nor any of its Subsidiaries is in breach or default under any of the Leases, beyond any applicable grace periods. Section 3.13 of the Company Disclosure Letter sets forth a true and complete list of all material Owned Real Property and material Leased Real Property other than Leased Real Property that is licensed or used by the Company or its Subsidiaries in the ordinary course of business pursuant to commercial contracts the primary purpose of which is not the license or use of real property.

3.14 Environmental Matters.

(a) The Company and its Subsidiaries are and, since January 1, 2020, have been in compliance in all material respects with all applicable Environmental Laws, which such compliance includes the possession of and material compliance with all Environmental Permits required for the operation of their business as currently conducted;

(b) No material written notice of violation of, or liability arising under, any Environmental Law has been received by the Company or any of its Subsidiaries, the substance of which has not been resolved;

(c) No material Legal Proceeding is pending or, to the Knowledge of the Company as of the date of this Agreement, threatened in writing against the Company or any of its Subsidiaries under any Environmental Law;

(d) There has been no release of Hazardous Substances by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other Person on the Real Property or any other real property currently or formerly owned, leased or operated by the Company or any of its Subsidiaries, in each case which such release was in material violation of Environmental Laws, occurred in a manner or to a degree that required any material reporting, investigation, remediation or other response pursuant to any Environmental Law, or that reasonably could be expected to give rise to material liability for the Company or any of its Subsidiaries under any Environmental Law.

3.15 Intellectual Property.

(a) Section 3.15(a) of the Company Disclosure Letter includes a complete and accurate list of all Registered Intellectual Property issued to, or registered or applied for by or on behalf of, the Company or any of its Subsidiaries, specifying as to each such item, as applicable, the registered owner (and any co-owner(s), as applicable), the jurisdiction of application or registration, the application or registration number and the date of application or registration. The Company has maintained all Registered Intellectual Property in the ordinary course of business and all such Registered Intellectual Property is subsisting, valid, and, to the Knowledge of the Company, enforceable, except as would not be reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as would be reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or any of its Subsidiaries, as applicable, owns, or is licensed or otherwise possesses adequate rights to use, all Intellectual Property used or held for use in their respective businesses as currently conducted, all such Intellectual Property constitutes all of the Intellectual Property that is necessary for the business of the Company and its Subsidiaries as currently conducted, and the Company and its Subsidiaries will continue to own, license or have the right to use all such Intellectual Property immediately following the Closing to the same extent as prior to the Closing; provided, however, that the representation and warranty in the first sentence in this Section 3.15(b) shall not constitute or be deemed or construed as any representation or warranty with respect to infringement, misappropriation or violation by the Company or any of its Subsidiaries of any Intellectual Property. The Company or any of its Subsidiaries, as applicable, exclusively own all right, title and interest to the Company Intellectual Property, free and clear of all Liens (other than Permitted Liens).

(c) Except as would be reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and except as set forth in Section 3.15(c) of the Company Disclosure Letter, there are no pending or, to the Knowledge of the Company as of the date of this Agreement, threatened Legal Proceedings by any Person against the Company or any of its Subsidiaries, and in the three years prior to the date hereof there have been no pending Legal Proceedings or Legal Proceedings threatened in writing, (i) alleging infringement, misappropriation or violation by the Company or any of its Subsidiaries of any Intellectual Property of any other Person (including any demand to refrain from using, or any invitation to license, any Intellectual Property of any other Person), or (ii) challenging the ownership, validity, scope, use or enforceability of any Company Intellectual Property.

(d) Except as would be reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the conduct of the business of the Company and its Subsidiaries does not currently infringe, misappropriate or violate, and in the three years prior to the date hereof has not infringed, misappropriated, or violated, any Intellectual Property of any Person and (ii) as of the date of this Agreement, no Person is infringing, misappropriating or violating any Company Intellectual Property. In the last three years neither the Company nor any of its Subsidiaries has sent any notice, charge, complaint or demand to, or asserted or threatened any material Legal Proceeding or material claim against any Person, alleging any infringement, misappropriation or violation of any Company Intellectual Property.

(e) The Company and each of its Subsidiaries have taken commercially reasonable steps to protect the confidentiality of Trade Secrets owned, held or possessed by them. The Company and its Subsidiaries are not in breach of and have not breached, in any material respect, any obligations or undertakings of confidentiality which they owe or have owed to any third party.

(f) The Company and each of its Subsidiaries have taken commercially reasonable steps to protect in all material respects the IT Assets. The IT Assets are adequate and satisfactory in all material respects for the business as presently conducted, and the Company or any of its Subsidiaries have the rights to use the IT Assets as such. In the two years prior to the date hereof, (i) the IT Assets have not suffered any material failures, defects, or disruptions, and have functioned consistently and accurately in all material respects since being installed, (ii) to the Knowledge of the Company, there have been no material unauthorized intrusions or breaches of the security of any of the Company and its Subsidiaries’ IT Assets, and (iii) there have been no material shortfalls reported through any audits of the IT Assets.

3.16 Tax Matters.

(a) Each of the Company and its Subsidiaries has timely filed (taking into account valid extensions) all material Tax Returns required to be filed by it and all such Tax Returns are true, correct and complete in all material respects.

(b) Each of the Company and its Subsidiaries has paid, all material amounts of Taxes (including any material withholding Taxes) that are required to be paid by it.

(c) Neither the Company nor any of its Subsidiaries has executed any waiver of any statute of limitations on, or extended the period for the assessment or collection of, any material amount of Tax, in each case that has not since expired (other than automatic extensions of time in which to file Tax Returns obtained in the ordinary course of business).

(d) No audits or other examinations with respect to a material amount of Taxes of the Company or any of its Subsidiaries are presently in progress and neither the Company nor any of its Subsidiaries has received any written notice that any such audit or examination with respect to a material amount of Taxes is pending or threatened. No taxing authority has asserted in writing any deficiency, claim or proposed adjustment with respect to a material amount of Taxes of the Company or any of its Subsidiaries, which deficiency, claim or proposed adjustment has not been satisfied by payment, fully settled or withdrawn.

(e) Neither the Company nor any of its Subsidiaries (A) is a party to or bound by, or currently has any material liability pursuant to, any Tax sharing, allocation or indemnification agreement, other than any such agreement entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes; or (B) has any material liability for the Taxes of any other Person, other than the Company and its Subsidiaries by operation of Law, including pursuant to Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-U.S. Law), assumption, or transferee or successor liability.

(f) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, its taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any: (i) change in, or use of an incorrect method of, accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement”, as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign tax law) entered into prior to the Closing; (iii) installment sale or open transaction disposition made prior to the Closing or (iv) prepaid amount received or deferred revenue accrued prior to the Closing.

(g) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax free treatment under Section 355 of the Code in the two year period ending on the date of this Agreement.

(h) The U.S. federal income tax classifications of the Company and each of its Subsidiaries are set forth on Section 3.16(a)(viii) of the Company Disclosure Letter.

(i) No claim has been made in writing during the past five (5) years by a taxing authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any such Subsidiary is or may be required to file Tax Returns in, or subject to Tax by, that jurisdiction, which claim has not been fully resolved or withdrawn.

(j) Neither the Company nor any of its Subsidiaries has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in, or is tax resident in, in a country other than the country in which it is organized.

(k) The Company is not classified as a United States real property holding corporation within the meaning of Section 897(c) of the Code.

(l) No election has been made with respect to ATC Holdings (or any other Subsidiary of the Company that is classified as a partnership for U.S. federal income tax purposes) to apply Subchapter C of Chapter 63 of the Code to any taxable year beginning before January 1, 2018, and no similar election has been made with under any similar provisions of state or local Law.

(m) Neither the Company nor any of its Subsidiaries has engaged in a “listed transaction” as set forth in Treasury Regulation § 1.6011-4(b)(2).

3.17 Employee Benefits.

(a) Employee Plans. Section 3.17(a) of the Company Disclosure Letter sets forth a list, as of the date of this Agreement, of all material Employee Plans. True and complete copies of the following information with respect to all material Employee Plans have been made available to Parent, as applicable: (i) the plan document (or, if such Employee Plan is unwritten, a written description thereof), (ii) the most recent annual Form 5500 and all schedules thereto, (iii) trust, group annuity contract or other funding arrangements, (iv) a current U.S. Internal Revenue Service opinion or favorable determination letter, (v) the most recent summary plan description, if any, together with any summaries of material modifications required under ERISA, (vi) any non-routine correspondence from any Governmental Authority received in the last three (3) years; and (vii) Forms 1094-C for 2017 through 2021 and a sample Form 1095-C for 2021.

(b) Absence of Certain Plans. Except as set forth on Section 3.17(b) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries maintains, sponsors, contributes to or is required to contribute to, or has any liability with respect to, or to the Knowledge of the Company and solely with respect to the following clauses (i) and (iv), within the past six (6) years has sponsored, maintained, contributed to or been required to contribute to, in each case, including on behalf of an entity that would be considered one employer with the Company or any of its Subsidiaries under Section 4001 of ERISA or Section 414 of the Code, and no Employee Plan is, (i) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (ii) a “multiple employer plan” (as defined in Section 4063 or Section 4064 of ERISA), (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, or (iv) a plan that is subject to Section 412 of the Code or Title IV of ERISA.

(c) Compliance. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Employee Plan has been maintained, funded, operated and administered in accordance with its terms and with all applicable Laws, including the applicable provisions of ERISA and the Code. Each Employee Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code and any related trust intended to be exempt under Section 501(a) of the Code has received a favorable determination letter, or may rely on a favorable opinion letter, issued by the U.S. Internal Revenue Service, and, to the Knowledge of the Company, no events have occurred that would reasonably be expected to result in the revocation of the qualified status of any such Employee Plan or the loss of tax exemption of such related trust under Section 501(a) of the Code. There have been no “prohibited transactions” within the meaning of Section 4975 of the Code or Section 406 of ERISA or, to the Knowledge of the Company, any breaches of fiduciary duty (as determined under ERISA) with respect to any Employee Plan that, in each case, would reasonably be expected to result in any liability or excise tax under ERISA or the Code being imposed on the Company or any of its Subsidiaries, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Employee Plan Legal Proceedings. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened against or with respect to any Employee Plan, other than routine claims for benefits. No Employee Plan is, or within the last six (6) years has been, the subject of an examination or audit by a Governmental Authority, or the subject of an application or filing under, or a participant in, a government-sponsored amnesty, voluntary compliance, self-correction or similar program (other than any such events that have been closed and for which no material liability remains outstanding).

(e) No Welfare Benefit Plan. Except as set forth on Section 3.17(e) of the Company Disclosure Letter, no Employee Plan provides, and neither the Company nor any of its Subsidiaries is required to provide, post-termination or retiree life insurance or health benefits to any person, except as may be required by Section 4980B of the Code or any similar Law at the sole expense of the participant.

(f) Except as set forth in Section 3.17(f) of the Company Disclosure Letter or as provided in this Agreement, none of the execution and delivery of this Agreement or the consummation of the Transactions shall (alone or in combination with any other event) (i) entitle any current or former employee, officer, director or independent contractor of the Company or any of its Subsidiaries to any compensation or benefits, any increase in compensation or benefits, or any acceleration in the payment or vesting of any compensation or benefits, (ii) result in the forgiveness of indebtedness of any current or former employee, officer, director or independent contractor, or (iii) result in any payment or benefit made by the Company or any of its Subsidiaries that, individually or in combination with any other payment or benefit, could be characterized as an “excess parachute payment” within the meaning of Section 280G of the Code or would not be deductible by reason of Section 280G of the Code or would be subject to any excise Tax under Section 4999 of the Code. Neither the Company nor any of its Subsidiaries has any obligation to gross-up indemnify or otherwise reimburse any Person with respect to any Tax under Sections 409A or 4999 of the Code.

(g) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Employee Plan that is a “group health plan” for purposes of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act (the “ACA”) has been maintained and administered in compliance in all material respects with the ACA, including, to the extent required by the ACA, offering health care coverage that does not subject the Company or any of its Subsidiaries to any assessment under Section 4980H(a) or 4980H(b) of the Code.

3.18 Labor Matters.

(a) Except as set forth on Section 3.18(a) of the Company Disclosure Letter, (i) neither the Company nor any of its Subsidiaries is a party to, bound by, or currently negotiating, any CBA; (ii) no employee of the Company or any of its Subsidiaries is represented by a Union with regard to their employment with the Company or any of its Subsidiaries; (iii) to the Knowledge of the Company, there are no, and for the past three years there have been no, threatened or pending (x) petitions filed or proceedings instituted with any labor relations board or similar Governmental Authority, seeking recognition of a bargaining representative by or on behalf of any employee or group of employees of the Company or any of its Subsidiaries, or (y) demands for recognition or efforts made to organize any employees of the Company or any of its Subsidiaries with regard to their employment with the Company or any of its Subsidiaries; (iv) there is no, and for the past three years has been no, strike, lockout, slowdown, work stoppage, picketing, handbilling or similar material labor activities pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries; (v) there are no, and for the past three years there have been no, unfair labor practice charges, material labor arbitrations, or material labor grievances pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries before the National Labor Relations Board or similar Governmental Authority; and (vi) no notice, consent, or consultation obligations with respect to any employees of the Company or any of its Subsidiaries, or any Union, will be a condition precedent to, or triggered by, the execution of this Agreement or the consummation of the transactions contemplated hereby.

(b) True and complete information as to the name, current job title and current base wage or base salary for all current employees of the Company and its Subsidiaries has been provided to Parent. No officer or executive of the Company or any its Subsidiaries, or any other employee of the Company or any of its Subsidiaries earning an annual base salary equal to or greater than $200,000, (i) has, to the Knowledge of the Company, given notice of termination of employment or otherwise disclosed plans to terminate employment with the Company or any of its Subsidiaries within the twelve (12) month period following the Effective Time or (ii) is employed pursuant to a non-immigrant work visa, work permit or other work authorization that is limited in duration.

(c) There is no pending, or to the Knowledge of the Company, threatened, and for the past three (3) years, there has not been any, (A) Legal Proceeding, (B) to the Knowledge of the Company, actual breach of Company or Subsidiary policy or (C) settlement or similar out-of-course or pre-litigation arrangement, in each case of (A), (B) and (C), relating to sexual or other type of discrimination or harassment by any current or former director, officer or supervisory employee of the Company or any of its Subsidiaries in relation to their work for the Company and its Subsidiaries.

(d) Except as set forth on Section 3.18(d) of the Company Disclosure Letter, since January 1, 2020, neither the Company nor any of its Subsidiaries has implemented any reductions in force or layoffs affecting, placed on unpaid leave or furlough, or materially reduced the hours or weekly pay of, twenty-five (25) or more employees at any site of employment within any ninety (90)-day period.

3.19 Compliance with Laws.

(a) The Company and each of its Subsidiaries is, and has been, since January 1, 2020, in material compliance with all Laws that are applicable to the Company and its Subsidiaries or to the conduct of the business or operations of the Company and its Subsidiaries, except for such noncompliance that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, (i) the Company and its Subsidiaries have all Governmental Authorizations necessary for the ownership and operation of its business as presently conducted, and each such Governmental Authorization is in full force and effect; (ii) the Company and its Subsidiaries are, and since January 1, 2020 have been, in compliance with the terms of all Governmental Authorizations necessary for the ownership and operation of its businesses; and (iii) since January 1, 2020, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority alleging any conflict with or breach of any such Governmental Authorization, the substance of which has not been resolved.

3.20 Data Privacy.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries’ collection, use, analysis, disclosure, retention, storage, security, and dissemination, and other Processing of Personal Data complies, and during the past two years has complied, with all Privacy Obligations applicable to the Company and its Subsidiaries or to which they are bound in all material respects. The execution, delivery, performance, and consummation of the transaction contemplated hereunder (including the Processing of Personal Data in connection therewith) will not result in a violations of any applicable material Privacy Obligations.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have undertaken reasonable due diligence in respect of any and all third party processors, outsourcers and service providers they have appointed to Process Sensitive Data or their behalf or provide access to the Company’s IT Assets (together, “Processors”) and have taken reasonable steps designed to ensure the protection by such Processors of the security, confidentiality, integrity and availability of all Sensitive Data and the Company’s IT Assets.

(c) To the Knowledge of the Company, the Company and its Subsidiaries have not experienced any material Security Breaches in the past two years. In the past two years, no Person has given written notice to the Company of any Security Breach impacting the Company and its Subsidiaries’ Sensitive Data, and the Company has not notified, or been required by applicable Privacy Obligation to notify, any Person of any Security Breach. To the Knowledge of the Company, the Company has not received any notice of any claims, investigations (including investigations by a Governmental Authority), or alleged violations of Privacy Obligations with respect to Personal Data Processed by the Company or Security Breaches allegedly affecting Sensitive Data Processed by the Company and its subsidiaries or on their behalf. The Company has not, to the Knowledge of the Company, incurred any material liabilities under any Privacy Obligation relating to the privacy or security of Personal Data and has not been involved in, and has never been involved in, any Legal Proceedings related to any Privacy Obligations.

3.21 Legal Proceedings; Orders.

(a) No Legal Proceedings. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and other than any Transaction Litigation brought after the date of this Agreement, there are no, and have not been, since January 1, 2020, any Legal Proceedings pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries.

(b) No Orders. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is, or since January 1, 2020, has been, subject to any order that would prevent or delay the consummation of the Transactions or the ability of the Company to fully perform its covenants and obligations pursuant to this Agreement.

3.22 Insurance. Section 3.22 of the Company Disclosure Letter sets forth a true, correct and complete list of all insurance policies (excluding any insurance policies relating to Employee Plans) maintained by the Company or any of its Subsidiaries, including the name of the insurer, policy limits, retentions, premiums and effective dates of each policy (collectively, the “Insurance Policies”). As of the date of this Agreement, the Insurance Policies represent coverage of the Company and its Subsidiaries and any of their respective employees, properties or assets, including policies of life, property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance (excluding, in each case, insurance policies relating to Employee Plans), that is customarily carried by Persons conducting business similar to that of the Company and its Subsidiaries and in amounts no less than is required by applicable Law and any Contract to which the Company or any of its Subsidiaries is a party. As of the date of this Agreement, all such insurance policies are in full force and effect, and, to the Knowledge of the Company, (a) no written notice of termination, cancellation or non-renewal has been received (other than an expiration of such insurance policy in the ordinary course of business) and (b) there is no existing default or event that, with notice or lapse of time or both, would constitute a default by any insured thereunder, except for such defaults that not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.23 Anti-Corruption Sanctions and Export and Import Controls Compliance.

(a) None of the Company, any of its Subsidiaries or any officer, director or employee of the Company or its Subsidiaries, or, to the Knowledge of the Company any agent or other third party representative when acting on behalf of any of the Company or its Subsidiaries, is currently or has, in the last three years, taken any action that would cause any of the foregoing to be in violation of any provision of the United States Foreign Corrupt Practices Act (“FCPA”), the UK Bribery Act 2010, or any other applicable anticorruption Laws.

(b) The Company and its Subsidiaries have been, for the last three years in compliance with (i) applicable sanctions Laws (including those Laws enforced by the U.S. Treasury, Office of Foreign Assets Control); (ii) applicable export control regulations, including but not limited to laws and regulations issued by the U.S. Department of State pursuant to the International Traffic in Arms Regulations (22 C.F.R. 120 et seq.) or the U.S. Department of Commerce pursuant to the Export Administration Regulations (15 C.F.R. 730 et seq.); (iii) U.S. anti-boycott laws and requirements (Section 999 of the U.S. Internal Revenue Code of 1986, as amended, or related provisions, or under the Export Administration Act, as amended, 50 U.S.C. App. Section 2407 et. seq.); or (v) applicable anti-money laundering laws, regulations, rules and guidelines.

(c) The Company and its Subsidiaries maintain effective policies and procedures reasonably designed to comply with applicable anticorruption, sanctions, export control, anti-boycott, and money laundering Laws.

3.24 Brokers. Except for BofA Securities, Inc., there is no financial advisor, investment banker, broker, finder or agent that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other similar fee or commission in connection with the Transactions.

3.25 Proxy Statement. The Proxy Statement will not, at the time the Proxy Statement is first filed with the SEC, at any time it is amended or supplemented, as of the date it is first disseminated to the Company Stockholders, in the case of the Proxy Statement, at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by the Parent Entities in writing specifically for inclusion or incorporation by reference therein. The Proxy Statement will, as at the date of filing with the SEC, comply as to form in all material respects with the requirements of the Exchange Act.

3.26 Government Contracts. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2020, neither the Company nor its Subsidiaries has (a) materially breached or violated any Law, certification, representation, clause, provision or requirement pertaining to any Government Contract; (b) been the subject of an audit or investigation by any Governmental Authority with respect to any Government Contract (aside from routine audits), nor conducted an internal investigation or made any disclosure with respect to any alleged or potential noncompliance, misstatement, or omission arising under or relating to a Government Contract; (c) been suspended, debarred, proposed for debarment, or otherwise excluded from bidding on, or being awarded, a Government Contract by a Governmental Authority; (d) received from any Governmental Authority or any other Person any written notice of show cause, cure, breach, or default with respect to any Government Contract; or (e) had any Government Contract terminated by any Governmental Authority or any other Person for default or failure to perform.

3.27 No Other Representations or Warranties. Except for the representations and warranties expressly made by the Company in this Article III or in any certificate delivered hereunder, or in any document or agreement executed and delivered in connection with the Transactions, including in any Transaction Document, neither the Company nor any other Person makes or has made any representation or warranty of any kind whatsoever, express or implied, at Law or in equity, with respect to the Company, any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise), notwithstanding the delivery or disclosure to the Parent Entities or any of their Affiliates or representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Without limiting the generality of the foregoing, neither the Company nor any other Person makes or has made any express or implied representation or warranty to the Parent Entities or any of their respective Representatives with respect to (a) any financial projection, forecast, estimate, or budget relating to the Company, any of its Subsidiaries or their respective businesses or (b) except for the representations and warranties made by the Company in this Article III or in any other Transaction Document, any oral or written information presented to the Parent Entities or any of their respective representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or the course of the Transactions. Except for the representations and warranties expressly set forth in Article IV or in any other Transaction Document, Company hereby acknowledges that neither the Parent Entities nor any Parent Related Party nor any other Person, makes or has made or is making any other express or implied representation or warranty with respect to the such Persons, including with respect to any information provided or made available to the Company or its Subsidiaries or any of their respective representatives.

Article IV
REPRESENTATIONS AND WARRANTIES OF PARENT ENTITIES

The Parent Entities hereby represent and warrant to the Company, as of the date hereof and as of the Closing, as follows:

4.1 Organization; Good Standing. Parent (a) is duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization; and (b) has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. Merger Sub (i) is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware; and (ii) has the requisite limited liability company power and authority, as applicable, to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. No Parent Entity is in violation of its Organizational Documents.

4.2 Power; Enforceability. Each Parent Entity has the requisite corporate or limited liability company power and authority, as applicable, to (a) execute and deliver this Agreement; (b) perform its obligations hereunder; and (c) consummate the Transactions. This Agreement has been duly executed and delivered by each Parent Entity and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each Parent Entity, enforceable against each Parent Entity in accordance with its terms, subject to the Enforceability Exceptions.

4.3 Non-Contravention. The execution and delivery of this Agreement by each Parent Entity, the performance by each of Parent Entity of their respective obligations hereunder, and the consummation of the Transactions do not (a) violate or conflict with any provision of the Organizational Documents of any Parent Entity; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration pursuant to any of the terms, conditions or provisions of any Contract or other instrument or obligation to which any Parent Entity is a party or by which any Parent Entity or any of their properties or assets may be bound; (c) assuming the Governmental Authorizations referred to in Section 4.4 are obtained, violate or conflict with any Law applicable to any Parent Entity; and (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Parent Entities, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or Liens that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

4.4 Requisite Governmental Approvals. No Governmental Authorization is required on the part of any Parent Entity or any of their Affiliates in connection with (a) the execution and delivery of this Agreement by each Parent Entity; (b) the performance by each Parent Entity of their respective covenants and obligations pursuant to this Agreement; or (c) the consummation of the Transactions, except (i) the filing of the Certificates of Merger with the Secretary of State of the State of Delaware; (ii) such filings and approvals as may be required by any federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act and any applicable foreign Antitrust Laws; and (iv) such other Governmental Authorizations the failure of which to obtain would not, individually or in the aggregate, have a Parent Material Adverse Effect.

4.5 Legal Proceedings; Orders.

(a) No Legal Proceedings. There are no Legal Proceedings pending or, to the knowledge of Parent or any of its Affiliates, as of the date of this Agreement, threatened against any Parent Entity that would, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) No Orders. No Parent Entity is subject to any order of any kind or nature that would prevent or materially delay the consummation of the Transactions or the ability of the Parent Entities to fully perform their respective covenants and obligations pursuant to this Agreement.

4.6 Ownership of Company Common Stock. No Parent Entity (a) has owned any shares of Company Common Stock; or (b) has been an “interested stockholder” (as defined in Section 203 of the DGCL) of the Company, in each case during the three years prior to the date of this Agreement.

4.7  Brokers. There is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of any Parent Entity or any of their Affiliates who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other fee or commission in connection with the Transactions for which any Company Related Party would have any liability.

4.8  Ownership and Operations of Merger Sub. Parent owns, beneficially and of record all of the outstanding equity and voting interests in Merger Sub free and clear of all Liens (except for Liens under applicable federal, state and other securities laws). Merger Sub has been formed solely for the purpose of engaging in the Merger, and, prior to the Effective Time, Merger Sub shall not have engaged in any other business activities and shall not have incurred liabilities or obligations other than as contemplated by this Agreement.

4.9  No Parent Vote or Approval Required. No vote or consent of the holders of any capital stock of, or other equity or voting interest in, Parent is necessary to approve this Agreement or the Merger. The approval or adoption of this Agreement by the affirmative vote or consent of Parent is the only vote or consent of the holders of the equity interest in, Merger Sub necessary under applicable Law or its Organizational Documents.

4.10  Stockholder and Management Arrangements. Except for the Voting and Support Agreement, no Parent Entity nor any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any stockholder, director, officer, employee or other Affiliate of the Company or any of its Subsidiaries (a) relating to (i) this Agreement or the Merger; (ii) the Company; or (iii) the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time; or (b) pursuant to which (i) any holder of Company Common Stock would be entitled to receive consideration of a different amount or nature than the Per Share Price in respect of such holder’s shares of Company Common Stock; (ii) any holder of Company Common Stock has agreed to approve this Agreement or vote against any Superior Proposal; or (iii) any Person has agreed to provide, directly or indirectly, equity investment to any Parent Entity to finance any portion of the Merger (other than pursuant to the Equity Commitment Letter).

4.11  Financing.

(a)  The Guarantors have delivered to the Company a true, complete and correct copy of a duly and fully executed equity commitment letter, together with all schedules, exhibits, annexes and term sheets attached thereto (the “Equity Commitment Letter”), pursuant to which the Guarantors have committed, subject to the terms and conditions therein, to make a cash equity investment in Parent in the aggregate amount set forth therein solely for the purposes of funding the amounts required to be paid by Parent on the Closing Date pursuant to Section 2.8 and Section 2.9 (the “Equity Financing”). As of the date of this Agreement, the Equity Commitment Letter in the form delivered to the Company has not been amended or modified, no such amendment or modification is contemplated and none of the obligations and commitments contained in such Equity Commitment Letter have been waived, withdrawn, terminated, rescinded or released in any respect and no such waiver, withdrawal, termination, rescission or release is contemplated. Assuming the representations and warranties of the Company set forth in Section 3.6 are accurate, the net proceeds contemplated by the Equity Commitment Letter will in the aggregate be sufficient for Parent and Merger Sub to pay the aggregate Per Share Price, the Equity Award Consideration and any other amount (including any fees or expenses) required to be paid by Parent or Merger Sub in connection with the consummation of the Transactions, including as is contemplated by Section 6.11.

(b) The Equity Commitment Letter is in full force and effect and is the legal, valid, binding and enforceable obligation of the Guarantors, Parent, Merger Sub and any other party thereto, except as enforcement may be limited by and subject to the Enforceability Exceptions. No event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of any party to the Equity Commitment Letter or otherwise result in any portion of the Equity Financing contemplated hereby being unavailable or delayed. Assuming the satisfaction of the conditions set forth in Section 7.1 and Section 7.2, Parent does not have any reason to believe that any party to the Equity Commitment Letter will be unable to satisfy on a timely basis any term or condition of the Equity Commitment Letter required to be satisfied by it, that the conditions to the Equity Financing in the Equity Commitment Letter will not otherwise be satisfied or that the full amount of the Equity Financing will not be available on the Closing Date. The only conditions precedent or other contingencies related to the obligations to fund the full amount of the Equity Financing are those expressly set forth in the Equity Commitment Letter and this Agreement. As of the date of this Agreement, there are no side letters or other Contracts, arrangements or understandings (whether oral or written and whether or not legally binding) or commitments to enter into side letters or other Contracts, arrangements or understandings (whether oral or written and whether or not legally binding) to which any Guarantor, Parent, Merger Sub or any of their Affiliates is a party related to the Equity Financing other than as expressly contained in the Equity Commitment Letter delivered to the Company on or prior to the date of this Agreement. For the avoidance of doubt, in no event shall the receipt or availability of any funds or financing by or to Parent or Merger Sub be a condition to any of Parent’s or Merger Sub’s obligations hereunder.

4.12  Limited Guarantee. Concurrently with the execution and delivery of this Agreement, the Guarantors have delivered to the Company the duly executed guarantee of the Guarantor, in favor of the Company, in respect of certain of Parent’s and Merger Sub’s payment obligations under this Agreement (the “Limited Guarantee”). The Limited Guarantee is (a) a legal, valid and binding obligation of the Guarantors, (b) enforceable against the Guarantors in accordance with its terms, subject to the Enforceability Exceptions and (c) in full force and effect. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of the Guarantors under the Limited Guarantee.

4.13  Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by the Parent Entities, the Parent Entities have received and may continue to receive from the Company certain estimates, projections, forecasts, and other forward-looking information, as well as certain business and strategic plan information, regarding the Company and its Subsidiaries and their respective businesses and operations. The Parent Entities hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, and other forward-looking statements, as well as in such business and strategic plans, with which the Parent Entities are familiar, that, except for the representations and warranties expressly set forth in Article III or in any other Transaction Document, the Parent Entities are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, or business plans), and that, except for the representations and warranties expressly set forth in Article III or in any other Transaction Document the Parent Entities have not relied on such information or on any other representation or warranty (express or implied), memorandum, presentation or other materials or information provided by or on behalf of the Company and will have no claim against the Company or any of its Subsidiaries, or any of their respective Representatives, with respect thereto or any rights hereunder with respect thereto, except pursuant to the express terms of this Agreement or in any other Transaction Document, including on account of a breach of any of the representations, warranties, covenants, or agreements set forth herein. Without limiting the generality of the foregoing, each Parent Entity acknowledges and agrees that, except to the extent expressly set forth in this Agreement or in any other Transaction Document, neither the Company, nor any other Person makes or has made any representations or warranties with respect to any estimates, projections, forecasts, or other forward-looking information made available to the Parent Entities or any of their respective Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions).

4.14  Parent Entities Information. The information supplied or to be supplied by the Parent Entities in writing specifically for inclusion in the Proxy Statement will not, at the time the Proxy Statement is first filed with the SEC, at any time it is amended or supplemented, as of the date it is first disseminated to the Company Stockholders or at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The representation and warranty in this Section 4.14 does not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information that supplied by the Company or any of its Representatives.

4.15  No Other Representations or Warranties. Except for the representations and warranties expressly made by the Parent Entities in this Article IV or in any certificate delivered pursuant to this Agreement, no Parent Entity nor any other Person makes or has made any representation or warranty of any kind whatsoever, express or implied, at Law or in equity, with respect to any Parent Entity or their Affiliates or their respective business, operations, assets, liabilities, condition (financial or otherwise), notwithstanding the delivery or disclosure to the Company or any of their Affiliates or representatives. Except for the representations and warranties expressly set forth in Article III or in any other Transaction Document, the Parent Entities hereby acknowledge that neither the Company nor any of its Subsidiaries, nor any other Person, makes or has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to any Parent Entity or any of their respective representatives or any information developed by any Parent Entity or any of their respective Representatives.

Article V
INTERIM OPERATIONS OF THE COMPANY

5.1  Affirmative Obligations. Except (a) as may be required, contemplated or permitted by this Agreement, (b) as set forth in Section 5.1 the Company Disclosure Letter, (c) as required by applicable Law or (d) as approved by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed), during the period from the execution and delivery of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, use its (i) reasonable best efforts to conduct its business in all material respects in the ordinary course of business, and (ii) commercially reasonable efforts to preserve intact in all material respects its relationships with customers, suppliers, lenders, lessors, business and joint venture partners, employees, regulators, Governmental Authorities, vendors and other business relations; provided, that, in each case, the Company and its Subsidiaries may make any reasonably necessary changes in their respective business practices in response to COVID-19 and any COVID-19 Measures, including to (A) protect the health and safety of the Company’s and its Subsidiaries’ employees; or (B) mitigate third-party supply or service disruptions caused by COVID-19 or any COVID-19 Measures; provided that (1) such changes are substantially consistent with the Company’s and its Subsidiaries past practice and (2) prior to making such reasonably necessary changes, the Company shall have, in each case, to the extent reasonably practicable, notified and consulted with Parent and considered in good faith Parent’s views with respect to such changes.

5.2  Forbearance Covenants. Except (a) as expressly contemplated by this Agreement, (b) as set forth in Section 5.2 of the Company Disclosure Letter, (c) as required by applicable Law, (d) as necessary or advisable in response to COVID-19 and any COVID-19 Measures, including to (A) protect the health and safety of the Company’s and its Subsidiaries’ employees; or (B) respond to third-party supply or service disruptions caused by COVID-19 or any COVID-19 Measures; provided that prior to making any such changes, the Company shall have, in each case, to the extent reasonably practicable, notified and consulted with Parent and considered in good faith Parent’s views with respect to such changes or (e) as approved by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed), during the period from the execution and delivery of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall not, and shall not permit any of their Subsidiaries, to:

(a)  amend the Organizational Documents of the Company or any of its Subsidiaries in any respect;

(b)  propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(c)  issue, sell, deliver or agree or commit to issue, sell or deliver any Company Securities, except (i) upon the vesting, exercise, or settlement of, Company Equity Awards; or (ii) as contemplated by Section 5.2(g), Section 6.9 or Section 6.11;

(d)  reclassify, split, combine, subdivide or redeem, repurchase, purchase or otherwise acquire or amend the terms of, directly or indirectly, any of its capital stock or other equity or voting interest, other than (i) the acquisitions of shares of Company Class A Common Stock in connection with the surrender of shares of Company Class A Common Stock by holders of Company PSOs issued prior to the date hereof in order to pay the exercise price of such Company PSOs as part of the net settlement thereof, (ii) the withholding of shares of Company Common Stock to satisfy Tax obligations incurred in connection with the exercise of Company PSOs issued prior to the date hereof and the vesting and settlement of Company RSUs or Company PSUs, in each case, issued prior to the date hereof and (iii) the acquisition by the Company of Company Equity Awards in connection with the forfeiture of such awards, in the case of clauses (i), (ii) and (iii), in accordance with their terms;

(e)  (i) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock or other equity or voting interest, except for (A) cash dividends made by any direct or indirect Subsidiary of ATC Holdings to another Subsidiary of the Company that, is directly or indirectly, wholly owned by ATC Holdings; or (B) Tax distributions made in accordance with the Organizational Documents of ATC Holdings; or (ii) pledge or encumber any shares of its capital stock or other equity or voting interest, except under the Company Credit Agreement;

(f)  (i) incur, assume, endorse, guarantee, or otherwise become liable for any indebtedness for borrowed money, except (A) borrowings in the ordinary course of business for working capital purposes under the ABL Company Credit Agreement as in effect on the date hereof or under revolving facilities that replace, renew, extend, refinance or refund such existing credit facilities (including indebtedness incurred to repay or refinance related fees and expenses), (B) guarantees or credit support provided by the Company or any of its Subsidiaries of the obligations of the Company or any of its Subsidiaries to the extent such indebtedness is in existence on the date of this Agreement or incurred in compliance with this Section 5.2(f), (C) performance bonds and surety bonds entered into in the ordinary course of business in a manner consistent with past practices, (D) any indebtedness among the Company and its Subsidiaries or among the Company’s Subsidiaries or (E) any additional indebtedness in an amount not to exceed $5,000,000 in the aggregate; provided that such indebtedness referred to in this clause (E) may be repaid without penalty at the Closing or (ii) permit any of its material assets to become subject to a lien or other encumbrance (other than a Permitted Lien);

(g)  (i)  adopt or amend in any material respect, or terminate any material Employee Plan or any arrangement that would be a material Employee Plan if it were in effect on the date hereof; (ii) increase the compensation or benefits of, or grant any equity awards to, any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries; or (iii) hire, engage or terminate the employment or engagement of any employee or independent contractor earning annual base compensation equal to or in excess of $200,000 or at or above the Senior Vice President or Director level; except, in the case of each of clauses (i) and (ii), (A) any increase in base compensation in the ordinary course of business consistent with past practice for non-officer employees whose annual base compensation does not exceed $200,000 after giving effect to such increase and whose title is below the Senior Vice President or Director level; (B) to the extent required by applicable Law or pursuant to any Employee Plan in effect on the date of this Agreement and disclosed on the Company Disclosure Letter; or (C) in conjunction with immaterial annual renewal or plan design changes for health and welfare Employee Plans that are made in the ordinary course of business consistent with past practice or (D) other than with respect to equity awards, in conjunction with new hires and promotions of non-executive employees earning less than $200,000 per year and who are below the Senior Vice President or Director level and changes in job position or status of any current employee or other service provider to non-executive employee positions earning less than $200,000 per year and that are below the Senior Vice President or Director level, consistent with past practice; and except, in the case of each of clauses (ii) and (iii), with respect to a non-executive employee or individual service provider whose compensation is, in whole or in part, directly billable to a client of the Company or its Subsidiaries and does not create a net annual compensation overhead burden borne by the Company or any of its Subsidiaries that exceeds $200,000;

(h)  materially change the Company’s or its Subsidiaries’ methods, principles or practices of financial accounting or annual accounting period, except as required by any change in GAAP, Regulation S-X of the Exchange Act (or any change in the interpretation thereof), or by any Governmental Authority or other applicable change in Law;

(i)  enter into, modify in any material respect, amend in any material respect, waive any material rights under or terminate (other than any Material Contract that has expired in accordance with its terms) any Material Contract except, in each case, for renewals in the ordinary course of business on terms that are not less favorable to the Company and its Subsidiaries; provided that any Material Contract (x) described by the definition set forth in Section 1.1(zzzz)(iii) shall be exclusively governed by Section 5.2(k) and (y) described by the definition set forth in Section 1.1(zzzz)(vii) shall be exclusively governed by Section 5.2(f);

(j)  acquire any material interest in any Person or any division, assets, properties, businesses or equity securities thereof (including by merger, consolidation or acquisition of stock or assets), other than (i) by ATC Holdings or any of its direct or indirect wholly owned subsidiaries of any other direct or indirect wholly owned Subsidiary ATC Holdings LLC, (ii) purchases of assets in the ordinary course of business (other than for the purpose of acquiring a Person through an alternate structure) or (iii) that do not exceed $1,000,000 in the aggregate;

(k)  sell, assign, transfer, lease, mortgage, pledge, surrender, encumber, divest, or otherwise dispose of (other than pursuant to the expiration thereof in the ordinary course of business), any of the Company’s or its Subsidiaries’ material tangible assets or businesses, other than (i) such sales, assignments, transfers, leases, mortgages, pledges, surrenders, encumbrances, divestitures or other dispositions that (A) are in the ordinary course of business, or (B) do not have a purchase price that exceeds $500,000 and (ii) such mortgages or pledges pursuant to the Company Credit Agreements;

(l)  sell, assign, transfer, convey, license, abandon, allow to lapse or otherwise dispose of or impair any material Company Intellectual Property, except (i) for non-exclusive licenses granted to customers and service providers in the ordinary course of business and (ii) the expiration of items of Company Intellectual Property in accordance with their maximum statutory term;

(m) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or any Company Related Party, other than transactions, agreements, arrangements or understandings entered into in the ordinary course of business on arm’s length terms with, other than in respect of transactions, agreements, arrangements or understandings relating to employment (which shall not be subject to the following amount), a value of less than $100,000 individually;

(n)  make any capital expenditure other than expenditures that (A) are specifically enumerated in the Company’s plan set forth on Section 5.2(n) of the Company Disclosure Letter or (B) are less than $1,000,000 in any one instance and $2,000,000 in the aggregate;

(o)  make any loans, advances or capital contributions to or investments in any Person (other than (i) by the Company or ATC Holdings in any of ATC Holdings’ direct or indirect wholly owned Subsidiaries or (ii) pursuant to operating leases and extensions of credit terms to customers, in each case in the ordinary course of business consistent with past practice);

(p)  (A) make (outside of the ordinary course of business), change or revoke any material Tax election, (B) enter into any settlement or compromise of any material Tax liability, (C) file any amended material Tax Return, (D) adopt or change any material method of Tax accounting, (E) enter into any closing agreement relating to any material amount of Taxes, (F) agree to extend the statute of limitations in respect of any material amount of Taxes (other than pursuant to automatic extensions of time to file Tax Returns obtained in the ordinary course of business) or (G) surrender any right to claim a material Tax refund;

(q)  negotiate, enter into, amend, extend, or terminate any CBA or recognize or certify any Union as the bargaining representative for any employees of the Company or any of its Subsidiaries;

(r)  implement any layoffs affecting, place on unpaid leave or furlough, or materially reduce the hours or weekly pay of, twenty-five (25) or more employees at any site of employment at one time;

(s)  waive or release in writing any non-competition, non-solicitation, non-disclosure, non-interference, non-disparagement or other restrictive covenant obligation in favor of the Company or any of its Subsidiaries that is material to the Company and its Subsidiaries, taken as a whole;

(t)  settle any earn-out obligation of the Company or any of its Securities that has become due and payable in Company Securities other than in cash (to the extent permitted by the terms thereof), as required by the terms thereof as in effect as of the date of this Agreement;

(u)  settle or compromise any litigation other than for the payment of cash in aggregate amount not to exceed $250,000 in any one instance or $1,000,000 in the aggregate and other terms that do not impose any material restriction on the business or operations of the Company or any of its Subsidiaries (or Parent or any of its Subsidiaries after the Closing);

(v)  take any action set forth on Section 5.2(v) of the Company Disclosure Letter; or

(w) agree, resolve or commit to take any of the actions prohibited by this Section 5.2.

5.3  No Solicitation.

(a)  No Solicitation or Negotiation. Subject to the terms of this Section 5.3, from the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will, and will cause its Subsidiaries and its and their respective officers and directors, and will instruct and use reasonable best efforts to cause each of its other employees, investment bankers, financial advisors, attorneys, accountants, and other representatives and advisors (collectively, “Representatives”) to immediately cease and cause to be terminated any discussions or negotiations with any third party and its Representatives that would be prohibited by this Section 5.3(a) and will immediately (A) cease providing any further information with respect to the Company or any Acquisition Proposal to any such third party or its Representatives; (B) terminate all access granted to any such third party and its Representatives to any physical or electronic data room (or any other diligence access) and (C) instruct that each Person (other than Parent and its Representatives) that has entered into a confidentiality agreement in connection with its consideration of acquiring the Company to return or destroy all confidential information provided thereunder. Subject to the terms of Section 5.3(b), from the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company and its Subsidiaries will not, and will not instruct, authorize or knowingly permit any of their officers or directors or any of their other Representatives to, directly or indirectly, (i) solicit, initiate, propose or knowingly induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any Inquiry or proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; (ii) furnish to any third party any non-public information relating to the Company and its Subsidiaries or afford to any third party access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company and its Subsidiaries, in any such case that would reasonably be expected to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist an Acquisition Proposal or any Inquiries or the making of any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal; (iii) participate or engage in discussions, communications or negotiations with any third party with respect to an Acquisition Proposal or Inquiry (other than informing such third parties of the provisions contained in this Section 5.3); (iv) approve, endorse or recommend any proposal that constitutes or would reasonably be expected to lead to, an Acquisition Proposal; or (v) enter into any letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, other than an Acceptable Confidentiality Agreement (any such letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, an “Alternative Acquisition Agreement”). From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will be required to enforce, and will not be permitted to waive, terminate or modify, any provision of any standstill or confidentiality agreement that prohibits or purports to prohibit a proposal being made to the Company Board (or any committee thereof) unless the Company Board or a committee thereof has determined in good faith, after consultation with its outside counsel, that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

(b)  Superior Proposals. Notwithstanding anything to the contrary set forth in this Section 5.3, until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Company’s receipt of the Requisite Stockholder Approval, the Company and the Company Board (or a committee thereof) may, directly or indirectly, through one or more of their Representatives (including its financial advisor), (i) participate or engage in discussions or negotiations with, (ii) subject to an Acceptable Confidentiality Agreement, furnish any non-public information relating to the Company or its Subsidiaries to, or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or its Subsidiaries to any Person or its Representatives that has made or delivered to the Company a bona fide Acquisition Proposal, and (iii) otherwise facilitate such Acquisition Proposal or assist such Person (and its Representatives, prospective debt and equity financing sources and/or their respective Representatives) with such Acquisition Proposal (in each case, if requested by such Person), in each case with respect to an Acquisition Proposal that was not the result of any material breach of this Section 5.3; provided, however, that the Company and the Company Board (or a committee thereof) may only take the foregoing actions if the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably likely lead to a Superior Proposal, and the Company Board (or a committee thereof) has determined in good faith (after consultation with its outside legal counsel) that the failure to take the actions contemplated by this Section 5.3(b) would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law; and provided, further, that the Company will provide to Parent and its Representatives any non-public information that is provided to any Person or its Representatives given such access that was not previously made available to Parent prior to or substantially concurrently (but in no event later than twenty-four hours after) the time it is provided to such Person. Notwithstanding anything to the contrary set forth in this Section 5.3, the Company and its Representatives may contact any third party with respect to an Acquisition Proposal solely to clarify any ambiguous terms and conditions thereof which are necessary to determine whether the Acquisition Proposal constitutes a Superior Proposal, it being agreed that if the Company Board (or a committee thereof) receives any clarifications from such third party, the Proposal Notice Period will not be deemed commenced until such clarifications are provided to Parent.

(c)  No Change in Company Board Recommendation or Entry into an Alternative Acquisition Agreement. Except as provided by Section 5.3(d), at no time after the date hereof, but prior to the termination of this Agreement pursuant to Article VIII, may the Company Board (or a committee thereof):

(i)  (A) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Company Board Recommendation, in each case, in a manner adverse to Parent (it being understood that it shall be considered a modification adverse to Parent if (1) any Acquisition Proposal structured as a tender or exchange offer is commenced and the Company Board fails to publicly recommend against acceptance of such tender or exchange offer by the Company Stockholders within ten Business Days of commencement thereof pursuant to Rule 14d-2 of the Exchange Act or (2) any Acquisition Proposal is publicly announced (other than by the commencement of a tender or exchange offer) and the Company Board fails to issue a public press release within ten Business Days of such public announcement providing that the Company Board reaffirms the Company Board Recommendation); (B) adopt, approve, endorse, recommend or otherwise declare advisable (or propose to adopt, approve, endorse, recommend or otherwise declare advisable) an Acquisition Proposal; (C) fail to publicly reaffirm the Company Board Recommendation within two Business Days after Parent so requests in writing it being understood that the Company will have no obligation to make such reaffirmation on more than two separate occasions; or (D) fail to include the Company Board Recommendation in the Proxy Statement (any action described in clauses (A) through (D), a “Company Board Recommendation Change”); provided, however, that, for the avoidance of doubt, none of (1) a “stop, look and listen” communication by the Company Board (or a committee thereof) to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication that is required by Law), or (2) the delivery by the Company to Parent of any notice contemplated by Section 5.3(d) will in and of itself constitute a Company Board Recommendation Change; or

(ii)  cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement.

(d)  Company Board Recommendation Change; Entry into Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, until the earlier to occur of the termination of this Agreement pursuant to Article VIII and obtaining the Requisite Stockholder Approval:

(i)  the Company Board (or a committee thereof) may effect a Company Board Recommendation Change in response to any material change, circumstance, event, effect, development or occurrence with respect to the Company or any of its Subsidiaries that (A) was not known to, or reasonably foreseeable by, the Company Board as of the date hereof; and (B) does not relate to (1) any Acquisition Proposal (or any proposal that could constitute or is reasonably expected to lead to an Acquisition Proposal or Inquiry); or (2) the mere fact, in and of itself, that the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date hereof, or changes after the date hereof in the market price of the Company Common Stock or the credit rating of the Company (it being understood that the underlying cause of any of the foregoing in this clause (2) may be considered and taken into account) (each such event, an “Intervening Event”), if the Company Board (or a committee thereof) determines in good faith (after consultation with its outside legal counsel) that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law and if and only if:

(1)  the Company has provided prior written notice to Parent at least four Business Days (the “Event Notice Period”) in advance to the effect that the Company Board (or a committee thereof) intends to effect a Company Board Recommendation Change pursuant to this Section 5.3(d)(i), which notice will specify the basis for such Company Board Recommendation Change, including a description of the Intervening Event in reasonable detail;

(2)  prior to effecting such Company Board Recommendation Change, the Company and its Representatives, during such Event Notice Period, must have (A) negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to allow Parent to offer such adjustments to the terms and conditions of this Agreement, the Equity Commitment Letter or the Limited Guarantee to obviate the need to effect a Company Board Recommendation Change, in response to such Intervening Event; and (B) taken into account any adjustments to the terms and conditions of this Agreement, the Equity Commitment Letter or the Limited Guarantee proposed by Parent and other information provided by Parent in response to the notice described in clause (1) of this Section 5.3(d)(i), in each case, that are offered in writing by Parent, no later than 11:59 p.m. on the last day of the Event Notice Period, in a manner that would constitute a binding agreement between the parties if accepted by the Company; and

(3)  following such Event Notice Period, the Company Board (or a committee thereof) (after taking into account, in consultation with the Company’s financial advisor and outside legal counsel, Parent’s proposed revisions to the terms and conditions of this Agreement) shall have determined, after consultation with the Company’s outside legal counsel, that the failure of the Company Board (or a committee thereof) to make such a Company Board Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law; provided that each time material modifications to the Intervening Event occur, the Company shall notify Parent of such modification and the time period set forth in the preceding clause (2) shall recommence and be extended for two Business Days from the day of such notification.

(ii)  if the Company has received a bona fide Acquisition Proposal, that the Company Board (or a committee thereof) has concluded in good faith (after consultation with its financial advisor and outside legal counsel) is a Superior Proposal, then the Company Board may effect a Company Board Recommendation Change with respect to such Superior Proposal; provided, however, that the Company Board (or a committee thereof) shall not take any such action unless:

(1)  the Company Board (or a committee thereof) determines in good faith (after consultation with its outside legal counsel) that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law;

(2)  the Company and its Subsidiaries and their respective Representatives have complied in all material respects with their obligations pursuant to this Section 5.3 with respect to such Acquisition Proposal;

(3)  (i) the Company has provided prior written notice to Parent at least four Business Days in advance (the “Proposal Notice Period”) to the effect that the Company Board (or a committee thereof) has (A) received a bona fide Acquisition Proposal that has not been withdrawn; (B) concluded in good faith that such Acquisition Proposal constitutes a Superior Proposal; and (C) resolved to effect a Company Board Recommendation Change pursuant to Section 5.3(d)(ii) absent any revision to the terms and conditions of this Agreement, which notice will specify the basis for such Company Board Recommendation Change, including the identity of the Person or “group” of Persons making such Acquisition Proposal, the material terms thereof and copies of all relevant documents relating to such Acquisition Proposal; and (ii) prior to effecting such Company Board Recommendation Change, the Company and its Representatives, during the Proposal Notice Period, must have (1) negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to offer such adjustments to the terms and conditions of this Agreement, the Equity Commitment Letter or the Limited Guarantee so that such Acquisition Proposal would cease to constitute a Superior Proposal; and (2) taken into account any adjustments to the terms and conditions of this Agreement, the Equity Commitment Letter or the Limited Guarantee proposed by Parent and other information provided by Parent during the Proposal Notice Period, in each case, that are offered in writing by Parent, no later than 11:59 p.m. on the last day of the Proposal Notice Period, in a manner that would constitute a binding agreement between the parties if accepted by the Company; provided, however, that in the event of any material modifications to such Acquisition Proposal (it being understood that any change to the financial terms of such proposal shall be deemed a material modification), the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.3(d)(ii)(3) with respect to such new written notice (it being understood that the “Proposal Notice Period” in respect of such new written notice will be two Business Days); and

(4)  following such Proposal Notice Period, including any subsequent Proposal Notice Period as provided in the final proviso of the foregoing Section 5.3(d)(ii)(3), the Company Board (or a committee thereof) (after taking into account, in consultation with the Company’s financial advisor and outside legal counsel, Parent’s proposed revisions to the terms and conditions of this Agreement) shall have determined that, after consultation with the Company’s outside legal counsel, the failure of the Company Board (or a committee thereof) to make such a Company Board Recommendation Change or to terminate this Agreement would reasonably be expected to be inconsistent with its fiduciary duties pursuant to applicable Law.

(e)  Notice.

(i)  From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will promptly (and, in any event, within twenty-four hours) notify Parent if any Inquiries, offers or proposals or requests for non-public information or discussions that constitute or would reasonably be expected to lead to an Acquisition Proposal, or any material revisions to the terms and conditions of any pending Acquisition Proposals disclosed pursuant to Section 5.3(a), are received by the Company or any of its Representatives. Such notice must include (i) the identity of the third party making such Inquiries, offers or proposals, (ii) a summary of the material terms and conditions of such Inquiries, offers or proposals to the extent such material terms and conditions are not included in the written materials provided in the following clause (iii); and (iii) copies of any written materials relating thereto provided to the Company or its Representatives. Thereafter, the Company must keep Parent reasonably informed, on a reasonably prompt basis, of the status (and supplementally provide the material terms) of any such Inquiries, offers or proposals (including any amendments thereto and any new, amended or revised written materials relating thereto provided to the Company or its Representatives) and the status of any such discussions or negotiations.

(f)  Certain Disclosures. Nothing contained in this Agreement will prohibit the Company or the Company Board (or a committee thereof) from taking and disclosing to the Company Stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication in connection with the making or amendment of a tender offer or exchange offer that is required by Law), making a customary “stop-look-and-listen” communication to the Company Stockholders pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communication) or from making disclosures to the Company Stockholders required by applicable securities Laws with regard to the Transactions or an Acquisition Proposal and any communication by the Company or the Company Board pursuant to this Section 5.3(f) shall not be deemed to be a Company Board Recommendation Change; provided that the foregoing shall in no way eliminate or modify the effect that such disclosure would otherwise have under this Agreement or permit the Company Board to effect a Company Board Recommendation Change except in accordance with Section 5.3(d).

5.4  No Control of the Other Party’s Business. The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give any Parent Entity, on the one hand, or the Company, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Effective Time. Prior to the Effective Time, each Party shall exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over their own business and operations.

Article VI
ADDITIONAL COVENANTS

6.1  Required Action and Forbearance; Efforts.

(a)  Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement (including this Section 6.1(a)) and subject to any different standard set forth herein with respect to any covenant or obligation, the Parent Entities shall (and shall cause their respective Affiliates to, if applicable), on the one hand, and the Company shall, on the other hand, use their respective reasonable best efforts (A) to take (or cause to be taken) all actions; (B) do (or cause to be done) all things; and (C) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case as are necessary, proper or advisable pursuant to applicable Law or otherwise to consummate and make effective, as promptly as practicable, the Transactions, including by (i) causing the conditions to the Merger set forth in Article VII to be satisfied and (ii) (A) obtaining all consents, waivers, approvals, orders and authorizations from Governmental Authorities; and (B) making all registrations, declarations and filings with Governmental Authorities, in each case that are necessary or advisable to consummate the Transactions.

(b)  No Consent Fee. Notwithstanding anything to the contrary set forth in this Section 6.1 or elsewhere in this Agreement, but without limiting Section 6.2, neither the Company or any of its Subsidiaries nor any of the Parent Entities will be required to agree to (i) the payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments); (ii) the provision of additional security (including a guaranty) with effect prior to the Closing; or (iii) material conditions or obligations, including amendments to existing material conditions and obligations with effect prior to the Closing, in each case, in connection with the Merger, including in connection with obtaining any consent pursuant to any Material Contract.

(c)  Limitations. Section 6.1(a) shall not apply to filings under Antitrust Laws, which shall be governed by the obligations set forth in Section 6.2 below.

6.2  Antitrust and Regulatory Matters.

(a)  Filings Under Antitrust Laws. Each Parent Entity shall (and shall cause their respective Subsidiaries to, if applicable), on the one hand, and the Company (and its Affiliates, if applicable), on the other hand, shall, to the extent required, file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the Merger as required by the HSR Act within ten Business Days following the date of this Agreement. Each of Parent and the Company shall (A) cooperate and coordinate (and shall cause its respective Affiliates to cooperate and coordinate) with the other in the making of such filings; (B) supply the other (or cause the other to be supplied) with any information that may be required in order to make such filings; (C) supply (or cause to be supplied) any additional information that may be required or requested by the relevant Governmental Authorities; and (D) for any applicable Antitrust Laws, take (and cause their Subsidiaries to take) all action necessary, proper or advisable to (1) cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act; and (2) obtain all clearances, consents, approvals and waivers pursuant to any Antitrust Laws applicable to this Agreement or the Merger, in each case as promptly as practicable and in any event prior to the Termination Date. Each Parent Entity shall (and shall cause their respective Subsidiaries to, if applicable), on the one hand, and the Company (and its Affiliates), on the other hand, shall promptly inform the other of any communication from any Governmental Authority regarding the Merger in connection with such filings. If a Party or any of its Affiliates receives any comments or a request for additional information or documentary material from any Governmental Authority with respect to the Merger pursuant to the HSR Act, then such Party shall make (or cause to be made), as promptly as practicable and after consultation with the other Parties, an appropriate response to such request; provided that (x) no Party may stay, toll or extend any applicable waiting period under the HSR Act or enter into any agreement or understanding with any Governmental Authority with respect to the HSR Act without the permission of the other Parties, which shall not be unreasonably withheld, conditioned or delayed and (y) Parent may, with the consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed), withdraw the Notification and Report Form relating to this Agreement and the Merger as required by the HSR Act one or more times and shall refile on a date agreed upon between outside counsel for Parent and the Company.

(b)  Filings Under Nuclear Regulatory Laws. Each Parent Entity shall (and shall cause their respective Affiliates to, if applicable), on the one hand, and the Company (and its Affiliates, if applicable), on the other hand, shall make all filings necessary to apply for the consents set forth on the Nuclear Consents Schedule within ten Business Days following the date of this Agreement. Each of Parent and the Company shall (A) cooperate and coordinate (and shall cause its respective Affiliates to cooperate and coordinate) with the other in the making of such filings; (B) supply the other (or cause the other to be supplied) with any information that may be required in order to make such filings; (C) supply (or cause to be supplied) any additional information that may be required or reasonably requested by the relevant Governmental Authorities; and (D) take all action necessary, proper or advisable to obtain the consents set forth on the Nuclear Consents Schedule as promptly as practicable and in any event prior to the Termination Date.

(c)  Avoidance of Impediments. In furtherance and not in limitation of the other covenants in this Section 6.2, if and to the extent necessary to avoid or eliminate each and every impediment under any Antitrust Law and any other Laws applicable to the Merger as promptly as practicable, each Parent Entity shall (and shall cause their respective Subsidiaries to, if applicable) offer, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, and take all actions necessary to avoid or eliminate each and every impediment and obtain all clearances, consents, approvals and waivers under the HSR Act and any other Laws including (i) the sale, divestiture, transfer, license, disposition, or hold separate (through the establishment of a trust or otherwise), of any and all of the capital stock or other equity or voting interest, assets (whether tangible or intangible), rights, properties, products or businesses of the Parent Entities (and their respective Subsidiaries, if applicable) or of the Company and its Subsidiaries; (ii) the termination, modification, or assignment of existing relationships, joint ventures, Contracts, or obligations of the Parent Entities (and their respective Subsidiaries, if applicable) or of the Company and its Subsidiaries; (iii) the modification of any course of conduct regarding future operations of the Parent Entities (and their respective Subsidiaries, if applicable) or of the Company and its Subsidiaries; and (iv) any other restrictions on the activities of the Parent Entities (and their respective Subsidiaries, if applicable) or of the Company and its Subsidiaries, including the freedom of action of the Parent Entities (and their respective Subsidiaries, if applicable) or of the Company and its Subsidiaries with respect to, or their ability to retain, one or more of their respective operations, divisions, businesses, product lines, customers, assets or rights or interests, or their freedom of action with respect to the assets, properties, or businesses to be acquired pursuant to this Agreement. Parent shall oppose any request for, the entry of, and seek to have vacated or terminated, any order, judgment, decree, injunction or ruling of any Governmental Authority that could restrain, prevent or delay any required consents applicable to the Merger, including by defending through litigation, any action asserted by any Person in any court or before any Governmental Authority and by exhausting all avenues of appeal, including appealing properly any adverse decision or order by any Governmental Authority, it being understood that the costs and expenses of all such actions shall borne by the party incurring such costs and expenses, whether or not the Merger is consummated, except that the fees for the Parties’ filings required under the HSR Act shall be borne by Parent. Notwithstanding the foregoing, nothing in this Agreement shall require the Company or any of its Subsidiaries or Affiliates to enter into any agreement or consent decree with the DOJ, FTC or any other Governmental Authority that is not conditioned on the Closing (provided that Parent may compel the Company to enter into any such agreement or consent decree if they are conditioned on the Closing).

(d)  Cooperation. In furtherance and not in limitation of the foregoing, the Parties shall (and shall cause their respective Subsidiaries to), subject to any restrictions under applicable Laws, (i) promptly notify the other Parties of, and, if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any material substantive communication received by such Person from a Governmental Authority in connection with the Merger and permit the other Parties to review and discuss in advance (and to consider in good faith any comments made by the other Parties in relation to) any proposed draft notifications, formal notifications, filing, submission or other material written communication (and any analyses, memoranda, white papers, presentations, correspondence or other documents submitted therewith) made in connection with the Merger to a Governmental Authority; (ii) keep the other Parties informed with respect to the status of any such submissions and filings to any Governmental Authority in connection with the Merger and any developments, substantive meetings or substantive discussions with any Governmental Authority in respect thereof, including with respect to (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under applicable Laws, including any proceeding initiated by a private party, and (D) the nature and status of any objections raised or proposed or threatened to be raised by any Governmental Authority with respect to the Merger; and (iii) not independently participate in any material substantive meeting, hearing, proceeding or discussions (whether in person, by telephone, by video or otherwise) with or before any Governmental Authority in respect of the Merger without giving the other parties reasonable prior notice of such material substantive meeting or discussions and, unless prohibited by such Governmental Authority, the opportunity to attend or participate; provided, however, that Parent shall be primarily responsible for directing the process by which the Parties seek to avoid or eliminate impediments under any applicable authorizations, consents, orders, declarations or approvals of any Governmental Authority, including any Antitrust Law (including the HSR Act) and shall take the lead in all substantive meetings, discussions, videoconferences, telephone conversations or correspondence with any Governmental Authority. Each Party may designate any non-public or competitively sensitive information (including trade secrets) provided to any Governmental Authority as restricted to “outside counsel” only and any such information shall not be shared with employees, officers or directors or their equivalents of the other Party without approval of the Party providing the non-public or competitively sensitive information; provided that each Party may redact any valuation and related information before sharing any information provided to any Governmental Authority with another Party on an “outside counsel” only basis, and that the Parties shall not in any event be required to share information that benefits from legal privilege with the other Parties, even on an “outside counsel” only basis, where this would cause such information to cease to benefit from legal privilege, or otherwise not be permitted under applicable Law or Contract.

(e)  Other Actions. None of the Parent Entities or the Company shall, and each shall cause each of their Subsidiaries not to, enter into, agree to enter into, or consummate any Contracts or arrangements for an acquisition (by stock purchase, merger, consolidation, purchase of assets, license or otherwise) of any ownership interest, equity interests, assets or rights in or of any Person that would reasonably be expected to, individually or in the aggregate, (A) prevent, materially delay or materially impede the obtaining of, or adversely affect in any material respect the ability of the Parties to procure, any authorizations, consents, orders, declarations or approvals of any Governmental Authority or the expiration or termination of any applicable waiting period necessary to consummate the Transactions, including the Merger, (B) materially increase the risk of any Governmental Authority entering an order, ruling, judgment or injunction prohibiting the consummation of the Transactions, including the Merger, or (C) cause any Party to be required to obtain any additional clearances, consents, approvals and waivers under any Laws with respect to the Transactions that would have the effect set forth in clause (A) or (B).

6.3  Proxy Statement and Other Required SEC Filings.

(a)  Proxy Statement. As promptly as practicable following the date of this Agreement, but in no event later than the 15th day following the date thereof, the Company (with the assistance and cooperation of the Parent Entities as reasonably requested by the Company) shall prepare and file with the SEC a preliminary proxy statement (as amended or supplemented, the “Proxy Statement”) relating to the Company Stockholder Meeting. Subject to Section 5.3(d), the Company shall include the Company Board Recommendation in the Proxy Statement.

(b)  Other Required Company Filing. If the Company determines that it is required to file any document other than the Proxy Statement with the SEC in connection with the Merger pursuant to applicable Law (such document, as amended or supplemented, an “Other Required Company Filing”), then the Company (with the assistance and cooperation of the Parent Entities as reasonably requested by the Company) shall promptly prepare and file such Other Required Company Filing with the SEC. The Company shall use its reasonable best efforts to cause the Proxy Statement and any Other Required Company Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC and NASDAQ. The Company may not file the Proxy Statement or any Other Required Company Filing with the SEC without providing Parent and its counsel, to the extent practicable, a reasonable opportunity to review and comment on such document and will consider in good faith any such comments.

(c)  Furnishing Information. Each of the Company, on the one hand, and Parent Entities, on the other hand, shall furnish all information concerning it and its Affiliates, if applicable, as the other Party may reasonably request in connection with the preparation and filing with the SEC of the Proxy Statement and any Other Required Company Filing. If at any time prior to the Company Stockholder Meeting any information relating to any Party or any of their respective Affiliates should be discovered by the Company, on the one hand, or any Parent Entity, on the other hand, that should be set forth in an amendment or supplement to the Proxy Statement or any Other Required Company Filing, as the case may be, so that such filing would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the Party that discovers such information shall promptly notify the other, and an appropriate amendment or supplement to such filing describing such information shall be promptly prepared and filed with the SEC by the appropriate Party and, to the extent required by applicable law or the SEC or its staff, disseminated to the Company Stockholders.

(d)  Consultation Prior to Certain Communications. The Company and its Affiliates, on the one hand, and the Parent Entities and their respective Affiliates, on the other hand, may not communicate in writing with the SEC or its staff with respect to the Proxy Statement or any Other Required Company Filing, as the case may be, without first providing the other Party a reasonable opportunity to review such written communication, and each Party shall give due consideration to all reasonable additions, deletions or changes suggested thereto by the other Parties or their respective counsel.

(e)  Notices. The Company, on the one hand, and Parent Entities, on the other hand, shall advise the other, promptly after it receives notice thereof, of any receipt of a request by the SEC or its staff for (i) any amendment or revisions to the Proxy Statement or any Other Required Company Filing, as the case may be; (ii) any receipt of comments from the SEC or its staff on the Proxy Statement or any Other Required Company Filing, as the case may be; or (iii) any receipt of a request by the SEC or its staff for additional information in connection therewith.

(f)  Dissemination of Proxy Statement. Subject to applicable Law, the Company shall use its reasonable best efforts to cause the Proxy Statement to be disseminated to the Company Stockholders as promptly as reasonably practicable, and in any event within three Business Days, following confirmation from the SEC that it will not review, or that it has completed its review of, the Proxy Statement (or, if earlier, the tenth day after the Proxy Statement is filed with the SEC if the SEC has not informed the Company that it will review the Proxy Statement).

6.4  Company Stockholder Meeting.

(a)  Call of Company Stockholder Meeting. Following the clearance of the Proxy Statement by the SEC, the Company shall duly call and hold a meeting of its stockholders (the “Company Stockholder Meeting”) as promptly as practicable, and in any event within thirty days, following the mailing of the Proxy Statement to the Company Stockholders for the purpose of obtaining the Requisite Stockholder Approval. The Company shall (i) use its reasonable best efforts to solicit proxies to obtain the Requisite Stockholder Approval; provided, however, that the Company’s obligations pursuant to this clause (i) shall automatically terminate and be of no further effect upon any Company Board Recommendation Change, and (ii) take all necessary actions in accordance with applicable Law, the Company’s Organizational Documents and the rules and regulations of NASDAQ to duly call, give notice of, convene and hold the Company Stockholder Meeting. Other than with respect to the foregoing proviso, the obligations of the Company under this Section 6.4(a) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or the Company Board of any Acquisition Proposal or any Company Board Recommendation Change.

(b)  Adjournment of Company Stockholder Meeting. Notwithstanding anything to the contrary in this Agreement, but subject at all times to the requirement of the Company to duly call and hold the Company Stockholder Meeting as promptly as practicable for the purpose of obtaining the Company Stockholder Approval, nothing will prevent the Company from postponing or adjourning the Company Stockholder Meeting (i) for up to ten Business Days, to allow additional solicitation of votes in order to obtain the Requisite Stockholder Approval; (ii) if there are holders of an insufficient number of shares of the Company Common Stock present or represented by proxy at the Company Stockholder Meeting to constitute a quorum at the Company Stockholder Meeting; (iii) if the Company is required to postpone or adjourn the Company Stockholder Meeting by applicable Law or a request from the SEC or its staff; or (iv) in order to give the Company Stockholders sufficient time to evaluate any information or disclosure that the Company has sent to the Company Stockholders or otherwise made available to the Company Stockholders (including in connection with any Company Board Recommendation Change) that, after consultation with Parent and outside legal counsel, the Company has determined is required by Law; provided that the Company shall not be permitted to adjourn or postpone the Company Stockholder Meeting to a date after seven Business Days prior to the Termination Date. The Company shall, if requested by Parent, postpone or adjourn the Company Stockholder Meeting (A) for the absence of a quorum or (B) to allow additional solicitation of votes in order to obtain the Requisite Stockholder Approval. The Company agrees that no matters will be brought before the Company Stockholder Meeting other than the adoption of this Agreement and any related and customary procedural matters.

6.5  Anti-Takeover Laws. The Company and the Company Board shall (a) take reasonable actions within their power to ensure that no “anti-takeover” statute or similar statute or regulation is or becomes applicable to the Merger; and (b) if any “anti-takeover” statute or similar statute or regulation becomes applicable to the Merger, take reasonable actions within their power to ensure that the Merger may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger.

6.6  Access. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company shall, subject to reasonable restrictions or limitations as a result of COVID-19 or any COVID-19 Measures afford Parent reasonable access, consistent with applicable Law, during normal business hours, upon reasonable advance request, to the properties, books and records and personnel of the Company and its Subsidiaries, except that this Section 6.6 shall not require the Company to provide access to any documents or information to the extent that (a) any applicable Law or Contract requires the Company to restrict or otherwise prohibit access to such documents or information; (b) access to such documents or information would waive any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; (c) access would result in the disclosure of any trade secrets (including source code) of the Company, any of its Subsidiaries; or (d) such documents or information are reasonably pertinent to any adverse Legal Proceeding between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand; provided, that if access, information or documents are withheld for the reasons set forth in clauses (a) – (c), the Company shall inform Parent as to the general nature of what is being withheld and the Company shall use commercially reasonable efforts to provide such access, documents or information without causing the loss of any attorney-client privilege (including entering into a customary common interest or joint defense agreement or implement such other techniques as reasonably required to preserve any attorney-client privilege), violation of Law or Contract or disclosure of trade secrets. Any investigation conducted pursuant to the access contemplated by this Section 6.6 shall be conducted in a manner that (i) does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or otherwise result in any unreasonably significant interference with the prompt and timely discharge by officers, employees or other authorized Representatives of the Company or any of its Subsidiaries of their normal duties or (ii) cause a risk of damage or destruction to any property or assets of the Company or its Subsidiaries. Any access to the properties of the Company and its Subsidiaries will be subject to the Company’s reasonable safety and security measures and insurance requirements and will not include the right to perform invasive or subsurface testing or any sampling, monitoring or analysis of soil, groundwater, building materials, indoor or ambient air, or other environmental media. Notwithstanding anything herein to the contrary, the Parent Entities shall not, and shall cause their respective representatives not to, contact any employee of the Company or any of its Subsidiaries not involved in the negotiation of the transactions contemplated by this Agreement or any customer, technology or other partner, vendor or supplier of the Company in connection with the Transactions, in each case, without the Company’s prior written consent, and the Parent Entities acknowledge and agree that any such contact shall be arranged and supervised by Representatives of the Company. All requests for access pursuant to this Section 6.6 must be directed to each Co-General Counsel of the Company, or another Person designated in writing by the Company.

6.7  Rule 16b-3 Exemption. Prior to the Effective Time, the Company shall be permitted to take all such actions as may be reasonably necessary or advisable hereto to cause the Merger, and any dispositions of equity securities of the Company (including derivative securities) (including the disposition, cancellation, or deemed disposition and cancellation of Company Common Stock or Company Equity Awards) in connection with the Merger by each individual who is a director or executive officer of the Company, to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

6.8  Directors’ and Officers’ Exculpation, Indemnification and Insurance.

(a)  Indemnified Persons. The Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) honor and fulfill, in all respects, the obligations of the Company and its Subsidiaries (i) pursuant to any indemnification agreements between the Company and any of its Subsidiaries or Affiliates, on the one hand, and any of their respective current or former directors, officers, employees or agents (and any person who becomes a director, officer, employee or agent of the Company or any of its Subsidiaries prior to the Effective Time), on the other hand (each, together with such Person’s heirs, executors and administrators, an “Indemnified Person” and, collectively, the “Indemnified Persons”) and (ii) with respect to rights of exculpation, indemnification, contribution and advancement of expenses for facts, events, acts or omissions occurring at or prior to the Effective Time (including matters arising in connection with the Transactions), now existing in favor of the Indemnified Persons. In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) cause the Organizational Documents of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, exculpation, contribution and the advancement of expenses that are at least as favorable as the indemnification, exculpation, contribution and advancement of expenses provisions set forth in the Organizational Documents of the Company and the Subsidiaries of the Company, as of the date of this Agreement. During such six-year period, such provisions may not be repealed, amended or otherwise modified in any manner except as required by applicable Law.

(b)  D&O Insurance. During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are equivalent to those of the D&O Insurance. In satisfying its obligations pursuant to this Section 6.8(b), the Surviving Corporation shall not be obligated to pay annual premiums in excess of 350% of the amount paid by the Company for coverage for its last full fiscal year (such 350% amount, the “Maximum Annual Premium”). If the annual premiums of such insurance coverage exceed the Maximum Annual Premium, then the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier. In satisfaction of the foregoing obligations, prior to the Effective Time the Company may purchase a prepaid “tail” policy with respect to the D&O Insurance from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier so long as the annualized cost for such “tail” policy does not exceed the Maximum Annual Premium. If the Company elects to purchase such a “tail” policy prior to the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail” policy in full force and effect for a period of no less than six years after the Effective Time and continue to honor its obligations thereunder. If the Company is unable to obtain the “tail” policy and Parent or the Surviving Corporation are unable to obtain the insurance described in this Section 6.8(b) for an annual cost less than or equal to the Maximum Annual Premium, Parent shall cause the Surviving Corporation to, instead obtain as much comparable insurance as possible for an aggregate annual premium equal to the Maximum Annual Premium.

(c)  Successors and Assigns. If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity in such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then proper provisions shall be made so that the successors and assigns of Parent, the Surviving Corporation or any of their respective successors or assigns shall assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 6.8.

(d)  No Impairment. The obligations set forth in this Section 6.8 may not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other Person who is a beneficiary pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.8(b) (and their and the Indemnified Persons’ respective successors, heirs and representatives), the “Other Indemnified Persons”) without the prior written consent of such affected Indemnified Person or other Person. Each of the Indemnified Persons or Other Indemnified Persons are intended to be third-party beneficiaries of this Section 6.8, with full rights of enforcement as if a Party. The rights of the Indemnified Persons and Other Indemnified Persons pursuant to this Section 6.8 will be in addition to, and not in substitution for, any other rights that such Persons may have pursuant to (i) the Charter and Bylaws; (ii) the Organizational Documents of the Subsidiaries of the Company; (iii) any and all indemnification agreements entered into with the Company or any of its Subsidiaries; or (iv) applicable Law (whether at Law or in equity).

(e)  Other Claims. Nothing in this Agreement is intended to, or shall be construed to, release, waive or impair any rights to directors’ and officers’ insurance claims pursuant to any applicable insurance policy or indemnification agreement that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.8 is not prior to or in substitution for any such claims pursuant to such policies or agreements.

6.9  Employee Matters.

(a)  Acknowledgement. Parent hereby acknowledges and agrees that a “change in control” (or similar phrase) within the meaning of each of the Employee Plans, as applicable, will occur as of the Effective Time.

(b)  Existing Arrangements. From and after the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) assume and honor all of the Employee Plans in accordance with their terms as in effect immediately prior to the Effective Time. Notwithstanding anything to the contrary in Section 6.9(c) - 6.9(f), from and after the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) assume and honor all CBAs in accordance with their terms as in effect immediately prior to the Effective Time, with respect to any Continuing Union Employees.

(c)  Employment; Benefits. For a period of twelve months following the Effective Time (or, if shorter, the applicable employee’s period of employment) (the “Continuation Period”), the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) maintain for the benefit of each Continuing Employee (i) a base salary or wage rate, as applicable, and target short-term cash incentive opportunities (including bonus and commission opportunities) that are, in each case, no less than those in effect for such Continuing Employee immediately before the Effective Time; (ii) severance and termination benefits that are no less favorable than those applicable to such Continuing Employee immediately before the Effective Time as set forth in the Employment Agreements and the Severance Practice referenced in Section 6.9(c) of the Company Disclosure Letter; and (iii) other employee benefits (excluding any defined benefit pension, retiree medical, nonqualified deferred compensation, change in control, transaction, incentive equity or equity based arrangements (“Excluded Benefits”)) that are no less favorable in the aggregate than those in effect for (or available to) such Continuing Employee as of the Effective Time. For the avoidance of doubt, and notwithstanding anything to the contrary herein, base salary or wage rate, as applicable, and target short-term cash incentive compensation opportunities shall not be decreased during the Continuation Period for any Continuing Employee employed during that period.

(d)  New Plans. With respect to each benefit or compensation plan, program, policy, arrangement or agreement that is made available to any Continuing Employee or Continuing Union Employee, as applicable, at or after the Effective Time (each such plans, a “New Plan”), the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) cause to be granted to each Continuing Employee and Continuing Union Employee credit for all service with the Company and its Subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation accrual and severance entitlement or termination pay), except to the extent that it would result in duplication of coverage or benefits for the same period of service and except for purposes of any Excluded Benefits. In addition, and without limiting the generality of the foregoing, (i) the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) use commercially reasonable efforts to provide that each Continuing Employee and Continuing Union Employee will be immediately eligible to participate, without any waiting period, in any and all New Plans to the extent that coverage pursuant to any such New Plan replaces coverage pursuant to a corresponding existing compensation plan, program, policy, arrangement or agreement (such plans, the “Old Plans”); (ii) for purposes of each New Plan providing life insurance, medical, dental, pharmaceutical, vision or disability benefits, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) use commercially reasonable efforts to cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan to be waived for the Continuing Employees (and, as applicable, Continuing Union Employees) and their covered dependents; (iii) for purposes of each New Plan providing medical, dental, pharmaceutical, or vision benefits, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) use commercially reasonable efforts to cause any eligible expenses incurred by the Continuing Employees (and, as applicable, Continuing Union Employees) and their covered dependents during the portion of the plan year of the Old Plan ending on the date that Continuing Employees’ (and, as applicable, Continuing Union Employees’) participation in the corresponding New Plan begins to be given full credit pursuant to such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employees (and, as applicable, Continuing Union Employees) and their covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan; and (iv) the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) credit the accounts of the Continuing Employees (and, as applicable, Continuing Union Employees) pursuant to any New Plan that is a flexible spending account plan with any unused balances in the account of such Continuing Employees under the Old Plan that is a flexible spending account plan. Any vacation or paid time off accrued but unused by a Continuing Employee or Continuing Union Employee as of immediately prior to the Effective Time will be credited to such Continuing Employee following the Effective Time and will not be subject to accrual limits or other forfeiture and shall not limit future accruals. Parent and the Surviving Corporation shall be solely responsible for any and all obligations under Section 4980B of the Code with respect to all “M&A qualified beneficiaries” as defined in Treasury Regulation Section 54.4980B-9.

(e)  Company Incentive Plans. With respect to each of the Company’s annual cash incentive plans (each, a “Company Incentive Plan”), for the fiscal year in which the Effective Time occurs, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) pay to each Continuing Employee who remains employed with Parent, the Surviving Corporation or their respective Affiliates through the end of such fiscal year, at the same time or times that Parent, the Surviving Corporation or their applicable Affiliate pays annual bonuses in respect of such fiscal year to other similarly situated employees thereof, but in no event later than March 15 immediately after the end of such fiscal year, a bonus for such fiscal year (the “Annual Bonus”) that is equal to the Annual Bonus that such Continuing Employee is entitled to receive under the applicable Company Incentive Plan based on actual level of achievement of the applicable performance criteria for such fiscal year (as determined after giving appropriate effect to the Transactions). Notwithstanding anything to the contrary in the foregoing and unless otherwise provided in an applicable Employee Plan, if the employment of a Continuing Employee who is at the Senior Vice President or Director level or above is terminated without “Cause” or due to such Continuing Employee’s resignation with “Good Reason” (as each such term is defined in Section 6.9(e) of the Company Disclosure Letter) before payment of the Annual Bonus (each, a “Qualifying Termination”), subject to such employee’s execution and non-revocation of a release of claims agreement in the Company’s standard form as provided by the Company at the time of termination, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) pay to such Continuing Employee, at the time that Annual Bonuses for the applicable year are paid to employees of the Surviving Corporation and its Subsidiaries generally, a pro-rated portion of the target Annual Bonus that such Continuing Employee would have been entitled to receive under the applicable Company Incentive Plan for such fiscal year if such Continuing Employee had remained employed, with such proration based on the relative portion of the fiscal year during which such Continuing Employee was employed with the Company, Parent, the Surviving Corporation or any of their respective Affiliates.

(f)  No Third-Party Beneficiary Rights. Notwithstanding anything to the contrary set forth in this Agreement, express or implied, this Section 6.9 will not be deemed to: (i) guarantee to any employee or other service provider any right to employment or engagement, or continued employment or engagement for any period of time, or any term or condition of employment or engagement, or preclude the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries, to terminate the employment of any Continuing Employee or Continuing Union Employee; (ii) establish, amend, or modify any Employee Plan or any other compensation or benefit plan, policy, program, agreement or arrangement maintained or sponsored by Parent, the Company, the Surviving Corporation or their respective Affiliates; or (iii) create any third party beneficiary rights in any current or former employee, director, officer, independent contractor, or other service provider of the Company or any of its Subsidiaries (including Continuing Employees, Continuing Union Employees, retirees or beneficiaries or dependents thereof) or any other Person (other than the Parties).

6.10  Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations pursuant to, and subject to the terms and conditions of, this Agreement and to consummate the Merger upon the terms and subject to the conditions set forth in this Agreement. The Parent Entities shall be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to this Agreement.

6.11  Obligations in Respect of ATCH Common Units and Class B Common Stock. No later than five Business Days prior to Closing, the Company shall deliver to the holders of ATCH Common Units (other than the Company) a Call Election Notice, stating that pursuant to the Company’s rights under Section 4.6(f) of the ATCH LLCA, the Company elects to exercise its Call Right in respect of all ATCH Common Units not held by the Company, effective immediately prior to and conditioned upon the Closing. Each holder of ATCH Common Units, other than the Company, shall be deemed to have offered to sell its ATCH Common Units and the Company shall thereby elect to purchase directly and acquire such ATCH Common Units (together with the surrender and delivery of the same number of shares of Company Class B Common Stock) on the Closing Date, and immediately prior to the Effective Time, by issuing to such holders of ATCH Common Units (or its permitted designee) that number of shares of Class A Common Stock such holder of ATCH Common Units (or its designee) would otherwise receive pursuant to Section 4.6(a)(i) of the ATCH LLCA, whereupon the Company shall acquire the ATCH Common Units deemed to be offered for redemption by such holder of ATCH Common Units (together with the surrender and delivery of the same number of shares of Company Class B Common Stock to the Company for cancellation). The Call Election Notice shall comply in form and substance with the ATCH LLCA.

6.12  Transaction Litigation. Each of the Company and Parent shall keep the other reasonably informed of (including by providing copies of all pleadings with respect thereto), and cooperate with such Party in connection with, any Transaction Litigation. Without limiting the generality of the foregoing, the Company shall (i) give Parent a reasonable opportunity to participate in the defense or settlement of any such litigation or claim, (ii) consult in good faith with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation and (iii) not compromise or settle, or agree to compromise or settle, any Transaction Litigation without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed). For purposes of this Section 6.12, “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation by the Company (to the extent that the attorney-client privilege between the Company and its counsel is not undermined or otherwise affected, provided that if information is withheld due to the attorney-client privilege, the Company shall inform Parent as to the general nature of what is being withheld and the Company shall use commercially reasonable efforts to provide such information without causing the loss of any attorney-client privilege, including entering into a customary common interest or joint defense agreement or implementing such other techniques as reasonably required to preserve any attorney-client privilege), and Parent may offer comments or suggestions with respect to such Transaction Litigation, which the Company and its counsel shall consider in good faith.

6.13  Public Statements and Disclosure. The initial press release with respect to the execution of this Agreement shall be a joint press release in the form reasonably agreed to by the Parties, and following such initial press release, the Company and Parent shall consult with each other before issuing, and give each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Merger and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system (and then only after as much advance notice as is feasible); provided that the Company shall not be obligated to engage in such consultation with respect to communications (including communications directed to employees, suppliers, customers, partners, vendors or stockholders) that are consistent with public statements previously made in accordance with this Section 6.13; provided, further, that the restrictions set forth in this Section 6.13 shall not apply to any release or public statement (i) made or proposed to be made by the Company with respect to an Acquisition Proposal, a Superior Proposal or a Company Board Recommendation Change or any action taken pursuant thereto or (ii) in connection with any dispute between the parties regarding this Agreement or the Merger. Notwithstanding anything herein to the contrary, Parent and its Affiliates and its and their Representatives, without the consent of, or consultation with, the Company, may make ordinary course disclosures and communications in connection with fundraising, marketing, reporting or other investment related activities or obligations to its current or prospective general or limited partners, equityholders, members, managers or investors, or in response to routine regulatory inquiries not targeted at information relating to the Company, this Agreement or the Transactions; provided, however, that such ordinary course disclosures and communications are not inconsistent with public statements previously made in accordance with this Section 6.13.

6.14  Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law and the rules and regulations of NASDAQ to cause (a) the delisting of the Company Common Stock from NASDAQ as promptly as practicable after the Effective Time; and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

6.15  Additional Agreements. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Company or Merger Sub, as applicable, then the proper officers and directors of each Party shall use their reasonable best efforts to take such action.

6.16  Parent Approval. Immediately following the execution and delivery of this Agreement, Parent, in its capacities as the sole member and manager of Merger Sub, shall execute and deliver to Merger Sub and the Company a written consent adopting this Agreement in accordance with the DLLCA.

6.17  Certain Arrangements. Without the prior consent of the Company Board, no Parent Entity nor any of their respective Affiliates, directly or indirectly, shall have any formal or informal discussions with respect to, or enter into any agreement, arrangement or understanding (in each case, whether oral or written), or authorize, commit or agree to enter into any agreement, arrangement or understanding (in each case, whether oral or written), described in Section 4.10 of this Agreement.

6.18  Financing.

(a)  Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub will not, without the prior written consent of the Company in its sole discretion, effect or permit any amendment or modification to be made to, or any waiver of any provision of the Equity Commitment Letter or grant any release of any term of the Equity Commitment Letter.

(b)  Subject to the terms and conditions set forth herein, prior to the earlier of the Closing and the valid termination of this Agreement, Parent and Merger Sub shall each use its respective reasonable best efforts to (i) maintain in effect the Equity Commitment Letter and (ii) comply with its obligations pursuant to the Equity Commitment Letter. Nothing in this Agreement shall require, and in no event shall the reasonable best efforts of Parent and Merger Sub be deemed or construed to require, either Parent or Merger Sub to seek the Equity Financing (x) from any source other than the Guarantors, (y) in excess of that contemplated by, the Equity Commitment Letter or (z) in circumstances other than those set forth in Section 9.8(b)(ii). Parent and Merger Sub shall give the Company prompt notice of, and keep the Company reasonably informed on a current basis and in reasonable detail of, (1) any breach, default, termination or repudiation by any party to the Equity Commitment Letter of which Parent or Merger Sub becomes aware, including the receipt of any written notice or communication with respect thereto and (2) the occurrence of any change, circumstance, event, effect or development that would reasonably be expected to adversely impact the ability of Parent or Merger Sub to obtain all or a portion of the Equity Financing at the Closing.

(c)  Company Cooperation.

(i)  Prior to the earlier of the Closing and the valid termination of this Agreement, the Company agrees to, and shall cause its Subsidiaries and its and their respective officers, employees, advisors and other representatives to, upon the reasonable request of the Parent Entities, to use commercially reasonable efforts to cooperate with the Parent and Merger Sub in connection with the arrangement of the Debt Financing, including, but not limited to, (A) participating in a reasonable number of bank meetings, due diligence sessions and similar presentations to and with prospective Debt Financing Sources and rating agencies, including direct contact between senior management and the other representatives of the Company, on the one hand, and the actual and potential Debt Financing Sources, on the other hand, in each case, at times to be agreed; provided it is acknowledged and agreed that such meetings may be conducted through telephonic or electronic means, (B) assisting with the preparation of customary materials for rating agency presentations, lender and investor presentations, business projections, bank information memoranda and other customary marketing and syndication materials required in connection with the Debt Financing, (C) assisting with the preparation of definitive financing documentation and the schedules and exhibits thereto, in each case, as may be reasonably requested by Parent, (D) cooperating in satisfying the conditions precedent set forth in the Debt Commitment letter or any definitive document relating to the Debt Financing to the extent the satisfaction of such condition requires the cooperation of, or is within the control of, the Company or its Subsidiaries, (E) executing and delivering any pledge and security documents, other definitive financing documents, or other certificates, or documents as may be reasonably requested by the Parent Entities or otherwise reasonably facilitating the pledging of collateral, provided that, such documents will not take effect until the Closing, (F) solely to the extent required pursuant to the terms of the Debt Financing, providing quarterly and annual financial statements of the Company (excluding footnotes) to the extent the Company customarily prepares such financial statements, within the time such statements are normally prepared, (G) taking all corporate or organizational actions reasonably requested by the Parent Entities to permit the consummation of the Debt Financing and the borrowing or incurrence of the Debt Financing (provided that no such action shall be effective prior (and subject) to the Closing), and (H) providing to Parent and its Debt Financing Sources at least three (3) Business Days prior to the Closing Date all documentation and other information requested by Parent in connection with “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act and the Beneficial Ownership Regulation (31 C.F.R. § 1010.230) to the extent requested at least ten (10) days prior to the Closing. Notwithstanding the foregoing, (1) such requested cooperation shall not unreasonably interfere with the ongoing operations of the Company or any of its Affiliates or its and their respective subsidiaries and shall not require the Company or any of its Affiliates or its and their respective subsidiaries to provide any investor, arranger or syndicate lender access to the personnel or facilities of any of the Company or any of its Affiliates or its and their respective subsidiaries that is greater in scope or frequency than the access afforded to the Parent Entities under this Agreement, (2) none of the Company or any of its Affiliates or its and their respective subsidiaries shall be required to provide any disclosures that would breach this Agreement or would cause the breach of any Contract to which any member of the Company or any of its Affiliates or its and their respective Subsidiaries is a party, (3) none of the Company or any of its Affiliates or its and their respective Subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability or obligation in connection with the Debt Financing prior to the Closing, (4) none of the Company or any of its Affiliates or its and their respective Subsidiaries nor any of their respective officers, directors, or employees shall be required to execute or enter into or perform any agreement with respect to the Debt Financing that is not contingent upon the Closing or that would be effective prior to the Closing, (5) Persons who are on the board of directors or the board of managers (or similar governing body) of the Company or any of its Affiliates or its and their respective Subsidiaries prior to the Closing in their capacity as such shall not be required to pass resolutions or consents to approve or authorize the execution of the Debt Financing that are not contingent upon the Closing or that would be effective prior to the Closing, and (6) no obligation of the Company or any of its Affiliates or its and their respective Subsidiaries or any of their respective representatives undertaken pursuant to the foregoing shall be effective until the Closing. For the avoidance of doubt, none of the Company or any of its Affiliates or its and their respective Subsidiaries shall be required to provide, and the Parent Entities shall be solely responsible for the preparation of, (I) pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information, (II) any description of all or any component of the Debt Financing, including any such description to be included in any liquidity or capital resources disclosure, (III) projections, risk factors or other forward-looking statements or any other information of the type required by Rule 3-09, Rule 3-10 or Rule 3-16 of the Regulation S-X or (IV) Compensation Disclosure and Analysis required by Item 402(b) of Regulation S-K. Nothing contained in this Section 6.18(c) or otherwise shall require the Company or any of its Affiliates or its and their respective Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to the Debt Financing. The Company shall be given a reasonable opportunity to review and comment on any materials, if any, that are to be presented by the Buyer or its affiliates during any bank meetings (if any) conducted in connection with any syndication of the Debt Financing prior to Closing.

(ii)  None of the Company or any of its Affiliates or its and their respective Subsidiaries or any of their respective representatives shall be required to take any action that would subject such Person to actual or potential Liability, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment or incur any other Liability or provide or agree to provide any indemnity in connection with the Debt Financing or their performance of their respective obligations under this Section 6.18(c) or any information utilized in connection therewith. The Parent Entities shall indemnify and hold harmless the Company and its Subsidiaries and their respective officers, directors, employees or agents from and against any and all losses suffered or incurred by them in connection with any of their cooperation or assistance with respect to the arrangement of the Debt Financing and the performance of their respective obligations under this Section 6.18(c) and any information utilized in connection therewith except, in each case, to the extent arising from the willful misconduct, gross negligence, intentional fraud or intentional misrepresentation of the Company or any of its Subsidiaries or their respective officers, directors, employees or agents or information provided by or on behalf of the Company or any of its Subsidiaries for use in connection with the Debt Financing. Parent Entities shall, promptly upon request of the Company, reimburse the Company or any of its Subsidiaries for all out-of-pocket costs and expenses incurred by the Company or any of its Subsidiaries in connection with the cooperation required by this Section 6.18(c).

(iii)  The Company and its Subsidiaries consent to the customary and reasonable use of their logos in connection with any Debt Financing; provided, that such logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(d)  Notwithstanding the foregoing or anything contained in this Agreement, the Parent Entities each acknowledge and agrees that (i) the consummation of the transactions contemplated by this Agreement is not conditional upon the receipt by any of the Parent Entities or their Affiliates of the proceeds of the Debt Financing or the Equity Financing and that any failure by the Parent Entities to consummate the Closing on the Closing Date by reason of absence of the Debt Financing or Equity Financing shall constitute a breach by the Parent Entities of this Agreement and (ii) a breach by the Company, its Affiliates or their respective Subsidiaries or representatives of their obligations under this Section 6.18 shall not result in the failure of any condition set forth in this Agreement or provide Parent Entities with the right to terminate this Agreement unless such breach is a Willful and Material Breach.

6.19  USRPHC Certificate. On or prior to the Closing, the Company shall provide Parent with a properly completed and executed certificate satisfying the requirements of Treasury Regulations Section 1.1445-2(c)(3).

6.20  Preparation of Tax Returns. Parent shall prepare all income Tax Returns of ATC Holdings and its Subsidiaries the income shown on which is reflected on the Tax Returns of any member of ATC Holdings or any equityholders on a “pass-through” basis for all Pre-Closing Tax Periods and Straddle Periods that are due after the Closing Date (each, a “Pass-Through Income Tax Return”). Each Pass-Through Income Tax Return shall be prepared in accordance with the past practice of ATC Holdings and its Subsidiaries, unless otherwise required by Law or this Agreement.

Article VII
CONDITIONS TO THE MERGER

7.1  Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to consummate the Merger is subject to the satisfaction (or waiver by Parent and the Company where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions:

(a)  Requisite Stockholder Approval. The Company shall have received the Requisite Stockholder Approval at the Company Stockholder Meeting (or any adjournment or postponement thereof).

(b)  Antitrust Laws. The waiting periods applicable to the Merger pursuant to the HSR Act, and any timing agreement between a party and a Governmental Authority not to consummate the Merger shall have expired or otherwise been terminated.

(c)  Nuclear Consents. The Governmental Authorizations set forth in the Nuclear Consent Schedule have been obtained.

(d)  No Prohibitive Laws or Injunctions. No Law, injunction or order (whether temporary, preliminary or permanent) by any Governmental Authority of competent jurisdiction prohibiting, restricting, enjoining or otherwise making illegal the consummation of the Merger shall have been enacted, entered, promulgated or enforced and be continuing in effect.

7.2  Conditions to the Obligations of Parent Entities. The obligations of Parent Entities to consummate the Merger shall be subject to the satisfaction (or waiver by Parent where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions:

(a)  Representations and Warranties. (i) The representations and warranties of the Company set forth in the first sentence of Section 3.1, Section 3.2, Section 3.3, Section 3.6(c), Section 3.6(d) and Section 3.24 shall be true and correct in all material respects on the Closing Date as if made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a specified date, in which case such representation and warranty shall be true and correct in all material respects only as of such specified date), (ii) the representations and warranties of the Company set forth in Section 3.6(a) and the first two sentences of Section 3.6(b) shall be true and correct in all respects except for de minimis inaccuracies on the Closing Date as if made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a specified date, in which case such representation and warranty shall be true and correct in all respects only as of such specified date), (iii) the representations and warranties of the Company set forth in Section 3.11(b) shall be true and correct in all respects on the Closing Date as if made on the Closing Date (except to the extent that such representation and warranty expressly speaks as of a specified date, in which case such representation and warranty shall be true and correct in all material respects only as of such specified date), and (iv) the other representations and warranties of the Company set forth in Article III of this Agreement shall be true and correct on the Closing Date as if made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a specified date, in which case such representation and warranty shall be true and correct only as of such specified date), except where the failure of such representations and warranties to be so true and correct (disregarding all qualifications or limitations as to “materiality,” “Company Material Adverse Effect” or words of similar import) would not, individually or in the aggregate, have a Company Material Adverse Effect;

(b)  Performance of Obligations of the Company. The Company shall have performed and complied in all material respects with the covenants and obligations of this Agreement required to be performed and complied with by it at or prior to the Closing.

(c)  Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred or arisen after the date of this Agreement that is continuing.

(d)  Officer’s Certificate. Parent Entities shall have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized executive officer thereof, certifying that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.

(e)  Payoff Letters. The Company shall have delivered to the Parent customary executed payoff letters (the “Payoff Letters”) with respect to all Company Indebtedness at least three (3) Business Day prior to the Closing Date, which Payoff Letters shall (i) evidence the repayment in full of the Company Indebtedness, (ii) provide instructions for the payment of such amount, and (iii) provide for, upon receipt of such amount, the termination and release of all security interests in, and liens on, the assets of the Company and its Subsidiaries, including any guarantee by the Company and any of its Subsidiaries of any other Person’s obligations securing such indebtedness.

7.3  Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to consummate the Merger is subject to the satisfaction (or waiver by the Company where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions:

(a)  Representations and Warranties. The representations and warranties of Parent Entities set forth in this Agreement shall be true and correct (without giving effect to any materiality or Parent Material Adverse Effect qualifications set forth therein) on the Closing Date as if made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty need only be so true and correct as of such specified date), except where the failure of any such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to prevent, materially delay, or have a material adverse effect on the ability of the Parent Entities to perform their obligations under this Agreement or to consummate the Transactions (a “Parent Material Adverse Effect”).

(b)  Performance of Obligations of Parent Entities. The Parent Entities shall have performed and complied in all material respects with the covenants and obligations of this Agreement required to be performed and complied with by them at or prior to the Closing.

(c)  Officer’s Certificate. The Company shall have received a certificate of the Parent Entities, validly executed for and on behalf of the Parent Entities and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

Article VIII
TERMINATION, AMENDMENT AND WAIVER

8.1  Termination. This Agreement may be validly terminated, and the Transactions may be abandoned, only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a)  at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) by mutual written agreement of Parent and the Company;

(b)  by either Parent or the Company, at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) if (i) any permanent injunction or other final and non-appealable judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger is in effect that, in each case, prohibits, makes illegal or enjoins the consummation of the Merger and has become final and non-appealable; or (ii) any statute, rule or regulation has been enacted, entered, enforced or deemed applicable to the Merger that prohibits, makes illegal or enjoins the consummation of the Merger; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to a Party if the issuance of such permanent injunction or other final and non-appealable judgment or order, or statute, rule or regulation was primarily due to the failure of such Party to perform any of its obligations under this Agreement or if such Party shall have materially failed to comply with its obligations under Section 6.2;

(c)  by either Parent or the Company, at any time prior to the Effective Time (whether prior to or after the receipt of the Requisite Stockholder Approval) if the Effective Time has not occurred by 11:59 p.m., Central Time, on July 31, 2023 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any party whose breach of any provision of this Agreement has been the primary cause of, or resulted in, the failure of the Merger to be consummated prior to the Termination Date;

(d)  by either Parent or the Company, at any time prior to the Effective Time if the Company fails to obtain the Requisite Stockholder Approval at the Company Stockholder Meeting (or any adjournment or postponement thereof) at which a vote is taken on the Merger;

(e)  by Parent, if the Company has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement (or, in the case of any representation or warranty, such representation or warranty shall have become inaccurate), which breach, failure to perform or inaccuracy (A) would result in a failure of a condition set forth in Section 7.2(a), (b) or (c) and (B) is not capable of being cured, or is not cured, by the Company on or before the earlier of (x) the Termination Date and (y) the date that is 45 days following Parent’s delivery of written notice (stating that Parent’s intention to terminate this Agreement pursuant to this Section 8.1(e) and the basis for such termination) to the Company of such breach, failure to perform or inaccuracy; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(e) if any Parent Entity is then in breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 7.1 or Section 7.3;

(f)  by Parent, if at any time the Company Board (or a committee thereof) has effected a Company Board Recommendation Change;

(g)  by the Company, if any Parent Entity has breached or failed to perform any of its respective representations, warranties, covenants or other agreements contained in this Agreement (or, in the case of any representation or warranty, such representation or warranty shall have become inaccurate), which breach, failure to perform or inaccuracy (A) would result in a failure of a condition set forth in Section 7.3(a) or (b) and (B) is not capable of being cured, or is not cured, by such Parent Entity on or before the earlier of (x) the Termination Date and (y) the date that is 45 days following the Company’s delivery of written notice (stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(g) and the basis for such termination) to such Parent Entity of such breach, failure to perform or inaccuracy; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(g) if the Company is then in breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 7.1 or Section 7.2; or

(h)  by the Company, (i) if all of the conditions set forth in Section 7.1 and Section 7.2 are satisfied or waived (other than those conditions that by their nature or terms are to be satisfied at the Closing, so long as such conditions are at the time of termination capable of being satisfied as if such time were the Closing), (ii) Parent fails to consummate the Transactions by the date that is three Business Days after the later of the first date on which Parent is required to consummate the Closing pursuant to Section 2.3 and the delivery of the notice referred to in clause (iii), and (iii) the Company has irrevocably confirmed to the Parent in writing (that has not been withdrawn or revoked) that, if Parent performs its obligations hereunder and the Equity Financing contemplated by the Equity Commitment Letter is funded, the Company stands ready, willing and able to consummate, and will consummate, the Transactions.

8.2  Manner and Notice of Termination; Effect of Termination.

(a)  Manner of Termination. The Party terminating this Agreement pursuant to Section 8.1 (other than pursuant to Section 8.1(a)) must deliver prompt written notice thereof to the other Parties specifying the provision of Section 8.1 pursuant to which this Agreement is being terminated.

(b)  Effect of Termination. Any valid termination of this Agreement pursuant to Section 8.1 will be effective immediately upon the delivery of written notice by the terminating Party to the other Parties. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall be of no further force or effect without liability of any Party (or any partner, member, stockholder, director, officer, employee, Affiliate or representative of such Party) to the other Parties, as applicable, except that this Section 8.2, Section 8.3 and Article IX shall each survive the termination of this Agreement. Notwithstanding the foregoing, no termination of this Agreement will relieve the Company from any liability for fraud or any Willful and Material Breach of this Agreement by the Company prior to termination. In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement, which rights, obligations and agreements will survive the termination of this Agreement in accordance with its terms.

8.3  Fees and Expenses.

(a)  General. Except as set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the Merger shall be paid by the Party incurring such fees and expenses whether or not the Merger is consummated. For the avoidance of doubt, Parent or the Surviving Corporation shall be responsible for all fees and expenses of the Payment Agent. Except as set forth in Section 2.9(e), Parent shall pay or cause to be paid all (i) transfer, stamp and documentary Taxes or fees; and (ii) sales, use, value added, registration, gains, real property transfer, conveyance, excise, recording, license, stock transfer, and other similar Taxes and fees, in each case, arising out of or in connection with entering into this Agreement and the consummation of the Merger.

(b)  Company Payments.

(i)  If (A) this Agreement is validly terminated (x) by Parent or the Company pursuant to Section 8.1(c) or Section 8.1(d), only if at such time Parent would not be prohibited from terminating this Agreement pursuant to the limitations set forth in Section 8.1(c), or (y) by Parent pursuant to Section 8.1(e) (each, an “Applicable Termination”); (B) following the execution and delivery of this Agreement and prior to an Applicable Termination, (x) in the event of a termination pursuant to Section 8.1(c) or Section 8.1(e) an Acquisition Proposal for an Acquisition Transaction has been publicly announced or disclosed or otherwise communicated to the Company or the Company Board and not withdrawn or (y) in the event of a termination pursuant to Section 8.1(d), an Acquisition Proposal for an Acquisition Transaction has been publicly announced, disclosed or made to the Company or the Company Board and not publicly withdrawn or publicly abandoned; and (C) within twelve months following such Applicable Termination, an Acquisition Transaction is consummated or the Company enters into a definitive agreement providing for the consummation of an Acquisition Transaction, then the Company will pay to Parent an amount equal to $20,300,000 (the “Company Termination Fee”) concurrently with the earlier of entry into such definitive agreement or consummation of such Acquisition Transaction, in accordance with the payment instructions which have been provided to the Company by Parent as of the date of this Agreement, or as further updated by written notice by Parent from time to time. For purposes of this Section 8.3(b)(i), all references to “20%” in the definition of “Acquisition Transaction” shall be deemed to be references to “50%.”

(ii)  If this Agreement is validly terminated pursuant to (A) Section 8.1(c) (and at such time Parent had the right to terminate pursuant to Section 8.1(f)) or Section 8.1(d) (and at such time Parent had the right to terminate pursuant to Section 8.1(f)) or (B) Section 8.1(f), then the Company must promptly (and in any event within three Business Days) following such termination, pay, or cause to be paid, to Parent the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent.

(iii)  The Parties acknowledge and agree that in no event will the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(c)  Parent Payments. If this Agreement is validly terminated pursuant to (i) Section 8.1(g), (ii) Section 8.1(h) or (iii) Section 8.1(c) and at such time the Company has the right to terminate pursuant to Section 8.1(g) or Section 8.1(h), then, in each case, Parent shall promptly (and in any event within three Business Days) following such termination pay, or cause to be paid, to the Company the Parent Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by the Company. The Parties acknowledge and agree that in no event will Parent be required to pay the Parent Termination Fee on more than one occasion, whether or not the Parent Termination Fee may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(d)  Parent’s Sole Remedy. Subject to Parent’s right to specific performance pursuant to Section 9.8, Parent’s receipt in full of the Company Termination Fee pursuant to Section 8.3(b), together with any Enforcement Expenses, shall be the sole and exclusive monetary remedy of the Parent Entities and each of their respective Affiliates against (A) the Company, its Subsidiaries and each of their respective Affiliates; and (B) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Company, its Subsidiaries and each of their respective Affiliates (collectively, the “Company Related Parties”) in respect of this Agreement, the Transaction Documents, or the transactions contemplated hereby or thereby, in the circumstances where such Company Termination Fee, together with any Enforcement Expenses, is payable. Upon payment in full of the Company Termination Fee, together with any Enforcement Expenses, in the circumstances where the Company Termination Fee is payable, none of the Company Related Parties shall have any further liability or obligation to any Parent Entity relating to or arising out of this Agreement, any Transaction Document or the transactions contemplated hereby and thereby (except that the Parties (or their Affiliates) shall remain obligated with respect to, and Parent its Subsidiaries may be entitled to remedies with respect to, the Confidentiality Agreement and Section 8.3(a)) through the Company or otherwise, whether by or through the attempted piercing of the corporate (or limited liability company or limited partnership) veil, by or through a claim (whether at law, in equity, in contract, in tort or otherwise) by or on behalf of any Party against any Company Related Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or other applicable Law, or otherwise. In the circumstances where the Company Termination Fee is payable, in no event shall the Company or any of its Subsidiaries have liability for monetary damages (including monetary damages in lieu of specific performance) in the aggregate in excess of the Company Termination Fee together with any Enforcement Expenses (less any portion thereof that has been paid), in the circumstances where the Company Termination Fee together with any Enforcement Expenses is payable, and, in the case of this clause (ii), the Company Termination Fee, together with any Enforcement Expenses, shall be the maximum aggregate liability of the Company and its Subsidiaries hereunder in the Circumstances where the Company Termination Fee is payable. The Company Related Parties are intended third party beneficiaries of this Section 8.3(d).

(e)  Company’s Sole Remedy. Subject to the Company’s right to specific performance pursuant to Section 9.8, the Company’s receipt in full of the Parent Termination Fee pursuant to Section 8.3(c), together with any Enforcement Expenses, shall be the sole and exclusive monetary remedy of the Company and each of their respective Affiliates against (A) the Parent Entities, the Guarantors, and each of their respective their respective Affiliates; and (B) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Parent Entities, the Guarantors, and each of their respective Affiliates (collectively, the “Parent Related Parties”) in respect of this Agreement, any Transaction Document and the transactions contemplated hereby and thereby. Upon payment in full of the Parent Termination Fee, together with any Enforcement Expenses, none of the Parent Related Parties shall have any further liability or obligation to the Company relating to or arising out of this Agreement, the Transaction Documents or the transactions contemplated hereby and thereby (except that the Parties (or their Affiliates) shall remain obligated with respect to, and the Company may be entitled to remedies with respect to, the Confidentiality Agreement and Section 8.3(a) and the Guarantors shall also be obligated pursuant to the terms and conditions of each Guarantor’s Limited Guarantee) through the Parent Entities or otherwise, whether by or through the attempted piercing of the corporate (or limited liability company or limited partnership) veil, by or through a claim (whether at law, in equity, in contract, in tort or otherwise) by or on behalf of any Party against any Parent Related Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or other applicable Law, or otherwise. In no event shall any Parent Entity have liability for monetary damages (including monetary damages in lieu of specific performance) (i) in circumstances where the Parent Termination Fee is not payable pursuant to this Agreement or (ii) in the aggregate in excess of the Parent Termination Fee together with any Enforcement Expenses (less any portion thereof that has been paid), in the circumstances where the Parent Termination Fee, together with any Enforcement Expenses, is payable, and, in the case of this clause (ii), the Parent Termination Fee, together with any Enforcement Expenses, shall be the maximum aggregate liability of the Parent Entities hereunder. The Parent Related Parties are intended third party beneficiaries of this Section 8.3(e).

(f)  Payments; Default. Each of the Parties acknowledges that (i) the agreements contained in this Section 8.3 are an integral part of the Transactions, (ii) each of the Company Termination Fee and the Parent Termination Fee is not a penalty, but liquidated damages in a reasonable amount that will compensate the Company or Parent, as the case may be, in the circumstances in which such fee is payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision and (iii) without these agreements, the Parties would not enter into this Agreement. Accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 8.3 and, in order to obtain such payment, either Parent or the Company, as the case may be, commences a suit that results in a judgment against the other party for the payment of any amount set forth in this Section 8.3, such paying party shall pay the other party its costs and expenses in connection with such suit, together with interest on such amount at the annual rate of 2% plus the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law (collectively, “Enforcement Expenses”); provided that, in no event shall the Enforcement Expenses payable by the Company or the Parent Entities exceed $10,000,000 in the aggregate in either case.

8.4  Amendment. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each Party (pursuant to authorized action by the Company Board (or a committee thereof)), except that in the event that the Company has received the Requisite Stockholder Approval, no amendment may be made to this Agreement that requires the approval of the Company Stockholders pursuant to the DGCL without such approval.

8.5  Extension; Waiver. At any time and from time to time prior to the Effective Time, Parent and the Company may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Party, as applicable; (b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; and (c) subject to the requirements of applicable Law, waive compliance by the other Party with any of the agreements or conditions contained herein applicable to such Party (it being understood that the Parent Entities shall be deemed to be a single Party solely for purposes of this Section 8.5). Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement shall not constitute a waiver of such right.

Article IX
GENERAL PROVISIONS

9.1  Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Parties contained in this Agreement or in any certificate delivered pursuant to this Agreement will terminate at the Effective Time, except that any covenants that by their terms survive the Effective Time shall survive the Effective Time in accordance with their respective terms.

9.2  Notices. All notices and other communications hereunder must be in writing and will be deemed to have been duly delivered and received hereunder (i) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; or (iii) immediately upon delivery by electronic mail (absent an automated reply by email indicating that such email was not received) or by hand, in each case to the intended recipient as set forth below:

(a)	if to the Parent Entities to:

GI Apple Midco LLC

c/o GI Partners, L.L.C.

Four Embarcadero Center, Suite 3200

San Francisco, CA 94111

Attention: David Smolen

Email: david.smolen@gipartners.com

with a copy (which will not constitute notice) to:

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

Attention:	Neill Jakobe
Brandon Howald
Email:	Neill.Jakobe@ropesgray.com
Brandon.Howald@ropesgray.com

(b)	if to the Company (prior to the Effective Time) to:

Atlas Technical Consultants, Inc.
13215 Bee Cave Parkway
Building B, Suite 230

Austin, TX 78738
Attention: Brad Twombly
Email: Brad.Twombly@oneatlas.com

with a copy (which will not constitute notice) to:

Kirkland & Ellis LLP

609 Main Street
Houston, TX 77002

Attention:	William J. Benitez, P.C.
Robert P. Goodin
Camille E. Walker
Email:	william.benitez@kirkland.com
robert.goodin@kirkland.com
camille.walker@kirkland.com

Any notice received at the addressee’s location (including via e-mail) on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day shall be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any Party may provide notice to the other Parties of a change in its address or e-mail address through a notice given in accordance with this Section 9.2, except that that notice of any change to the address or any of the other details specified in or pursuant to this Section 9.2 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date (A) specified in such notice; or (B) that is five Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.2.

9.3  Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder, by operation of Law or otherwise, without the prior written approval of the other Parties, except that Parent or Merger Sub may, without the consent of any other Party, transfer or assign its respective rights hereunder (i) to any of its Affiliates or (ii) for collateral security purposes to the Debt Financing Sources; provided that such transfer or assignment referred to in clauses (i) or (ii) shall neither relieve Parent or Merger Sub of its obligations. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns. No assignment by any Party shall relieve such Party of any of its obligations hereunder. Any purported assignment of this Agreement without the consent required by this Section 9.3 is null and void.

9.4  Confidentiality. The Parties hereby acknowledge that GI Partners Acquisitions LLC, a Delaware limited liability company, and the Company have previously executed the Confidentiality Agreement, dated November 11, 2022 (the “Confidentiality Agreement”), that shall continue in full force and effect in accordance with its terms. Each of the Parent Entities and their respective Representatives shall hold and treat all documents and information concerning the Company and its Subsidiaries furnished or made available to the Parent Entities or their respective Representatives in connection with the Merger in accordance with the Confidentiality Agreement. By executing this Agreement, each Parent Entity agrees to be bound by the terms and conditions of the Confidentiality Agreement as if they were parties thereto. Notwithstanding anything herein or in the Confidentiality Agreement to the contrary, the Parent Entities, GI Partners Acquisitions LLC and their Affiliates and Representatives shall be permitted to provide information and materials provided to or received by the Parent Entities by or on behalf of the Company or its Subsidiaries to actual or potential Debt Financing Sources and equity financing sources in connection with the Debt Financing or any equity financing, in each case, subject to such Debt Financing Sources or equity financing sources agreeing to treat such information and materials as confidential.

9.5  Entire Agreement. This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Confidentiality Agreement, the Exhibits and Schedules attached hereto, the Company Disclosure Letter, the Limited Guarantee and the Equity Commitment Letter, the Debt Commitment Letters, the Fee Letter, the Voting and Support Agreement or in any other document or agreement executed and delivered in connection with the Transactions (the “Transaction Documents”) constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. The Confidentiality Agreement shall (a) not be superseded; (b) survive any termination of this Agreement; and (c) continue in full force and effect until the earlier to occur of the Effective Time and the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto.

9.6  Third Party Beneficiaries. This Agreement is not intended to and shall not confer any rights or remedies upon any person other than the Parties and their respective successors and permitted assigns, except (a) as set forth in Section 6.8, (b) if the Closing occurs, for the right of the holders of Company Common Stock or Company Equity Awards or Cash Replacement Awards to receive the Per Share Price, the Equity Award Consideration and the Cash Replacement Consideration, respectively, in each case after the Effective Time in accordance with the terms of this Agreement, and (c) the Company Related Parties and the Parent Related Parties as set forth in or as contemplated by Section 8.3(d) and Section 8.3(e), as applicable.

9.7  Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other Persons or circumstances shall be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.8  Remedies.

(a)  Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby or by Law or equity upon such Party, and the exercise by a Party of any one remedy shall not preclude the exercise of any other remedy.

(b)  Specific Performance.

(i)  The Parties acknowledge and agree that (A) irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions; (B) the Parties will be entitled, in addition to any other remedy to which they are entitled at Law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof; (C) the provisions of Section 8.3 are not intended to and do not adequately compensate the Company, on the one hand, or the Parent Entities, on the other hand, for the harm that would result from a breach of this Agreement, and shall not be construed to diminish or otherwise impair in any respect any Party’s right to an injunction, specific performance and other equitable relief; and (D) the right of specific enforcement is an integral part of the Merger and without that right, neither the Company nor Parent would have entered into this Agreement. The Parties agree, other than objections to enforce the limitations set out in Section 9.8(b)(ii), not to raise any objections to (A) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the Company, on the one hand, or the Parent Entities, on the other hand; and (B) the specific performance of the terms and provisions of this Agreement, or to enforce compliance with, the covenants, obligations and agreements of the Parent Entities pursuant to this Agreement. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require or request the obtaining, furnishing or posting of any such bond or other security. The Parties further agree that, subject to Section 9.8(b)(ii), (x) by seeking the remedies provided for in this Section 9.8, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement, and (y) nothing set forth in this Section 9.8 shall require any Party to institute any proceeding for specific performance under this Section 9.8 prior or as a condition to exercising any termination right under Article VIII, nor shall the commencement of any Legal Proceeding pursuant to this Section 9.8 or anything set forth in this Section 9.8 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement that may be available then or thereafter.

(ii)  Notwithstanding anything herein to the contrary, it is acknowledged and agreed that the Company shall be entitled to specific performance of each Parent Entity’s obligations to cause the Equity Financing to be funded and to consummate the Transactions only if (i) all of the conditions set forth in Section 7.1 and 7.2 (other than those conditions that by their nature or terms are to be satisfied at the Closing, so long as such conditions are at the time capable of being satisfied as if such time were the Closing) have been satisfied as of the time when Closing is required to have occurred pursuant to Section 2.3 (ii) Parent fails to consummate the Transactions by the date that is three Business Days after the date on which Parent is required to consummate the Closing pursuant to Section 2.3 and (iii) the Company has irrevocably confirmed to the Parent in writing (that has not been withdrawn or revoked) that the Closing will occur pursuant to Article II if specific performance is granted and the Equity Financing is funded in accordance with the Equity Commitment Letter. For the avoidance of doubt, while the Company shall have the right to seek (i) an injunction, specific performance or other equitable remedies in accordance with this Section 9.8 and (ii) payment of the Parent Termination Fee, under no circumstances shall the Company, directly or indirectly, be permitted or entitled to receive both (A) a grant of specific performance to cause the Equity Financing to be funded (whether under this Agreement or the Equity Commitment Letter) or other equitable relief to cause the aggregate Per Share Price to be paid and the Closing to occur, on the one hand, and (B) payment of the Parent Termination Fee and any Enforcement Expenses (if any), on the other hand.

9.9  Governing Law. This Agreement and all actions, proceedings, causes of action, claims or counterclaims (whether based on contract, tort, statute or otherwise) based upon, arising out of or relating to this Agreement or the actions of any Party in the negotiation, administration, performance and enforcement thereof (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by, and construed in accordance with the Laws of the State of Delaware, including its statutes of limitations, without giving effect to any choice or conflict of Laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws, including any statutes of limitations, of any jurisdiction other than the State of Delaware.

9.10  Consent to Jurisdiction. Each of the Parties (a) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding based on, arising out of or relating to this Agreement or the Transactions, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.2 or in such other manner as may be permitted by applicable Law, and nothing in this Section 9.10 shall affect the right of any Party to serve legal process in any other manner permitted by applicable Law; (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive general jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any other state or federal court within the State of Delaware) (the “Chosen Courts”) in the event that any dispute or controversy based on, arises out of or relating to this Agreement or the Transaction; (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (d) agrees that any Legal Proceeding based on, arising in connection with or relating to this Agreement or the Transactions shall be brought, tried and determined only in the Chosen Courts; (e) waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient forum and agrees not to plead or claim the same; and (f) agrees that it shall not bring any Legal Proceeding based on, arising out of or relating to this Agreement or the Transactions in any court other than the Chosen Courts. Each Party agrees that a final judgment in any Legal Proceeding in the Chosen Courts shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

9.11  WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO, BASED ON OR RELATING TO THIS AGREEMENT OR THE TRANSACTION DOCUMENTS ARE LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF, BASED ON OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY ACKNOWLEDGES AND AGREES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) IT MAKES THIS WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12  No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as the Parties, except for claims that the Company may assert in accordance with the Limited Guarantee or Equity Commitment Letter. No Parent Related Party shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether at law, in equity, in contract, in tort or otherwise) based on, in respect of, or by reason of, the Transactions or in respect of any oral representations made or alleged to be made in connection herewith (other than the right of the Company to seek specific performance of the Equity Commitment Letter in accordance with the terms thereof and Section 9.8(b)(ii) and claims by the Company against each Guarantor under (and subject to the limitations of) its Limited Guarantee). Without limiting the rights of the Company against Parent or Merger Sub hereunder, in no event shall the Company or any Company Related Party, and the Company agrees not to, and to cause the Company Related Parties not to, seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Parent Related Party (other than the right of the Company to seek to cause specific performance by Parent of the Equity Commitment Letter in accordance with the terms thereof and Section 9.8(b)(ii) and claims by the Company against each Guarantor under (and subject to the limitations of) its Limited Guarantee). In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates and each of their respective representatives arising under or based upon any Law, including with respect to the Comprehensive Environmental Response, Compensation, and Liability Act and any other Environmental Law, except pursuant to the provisions set forth in this Agreement.

9.13  Company Disclosure Letter References. The Parties agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding Section or subsection of this Agreement; and (b) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure.

9.14  Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

9.15  Debt Financing Matters. The Parties hereby agree that (a) no Debt Financing Source shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations or losses arising under, out of, in connection with or related in any manner to this Agreement or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance or breach (provided that nothing in this Section 9.15 shall limit the liability or obligations of the Debt Financing Sources under the Debt Commitment Letter or the Fee Letter), (b) any claim, suit, action or proceeding of any kind or description (whether at law, in equity, in contract, in tort or otherwise) involving any Debt Financing Source arising out of or relating to the transactions contemplated pursuant to this Agreement, the Debt Financing, the Debt Commitment Letter, the Fee Letter or the performance of services thereunder shall be subject to the exclusive jurisdiction of a state or federal court sitting in the Borough of Manhattan in the City of New York and any appellate court thereof and each Party hereto irrevocably submits itself and its properties with respect to any such legal action to the exclusive jurisdiction of such court, (c) any interpretation of the Debt Commitment Letter or the Fee Letter will be governed by, and construed, interpreted and enforced in accordance with, the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), (d) no party hereto will bring, permit any of their respective Affiliates to bring, or support anyone else in bringing, any such claim, suit, action or proceeding in any other court, (e) the waiver of rights to trial by jury set forth in Section 9.11 applies to any such claim, suit, action or proceeding, (f) only Parent (including its successors and permitted assigns under the Debt Commitment Letter) and the other parties to the Debt Commitment Letter at their own direction shall be permitted to bring any claim against a Debt Financing Source for failing to satisfy any obligation to fund the Debt Financing pursuant to the terms of the Debt Commitment Letter, (g) no amendment or waiver of this Section 9.15 (or any other provision of this Agreement the amendment, modification or alteration of which has the effect of modifying such provision) that is adverse to the Debt Financing Sources shall be effective without the prior written consent of the Debt Financing Sources and (h) the Debt Financing Sources are express and intended third party beneficiaries of, and may rely upon and enforce, this Section 9.15. This Section 9.15 shall, with respect to the matters referenced herein, supersede any provision of this Agreement to the contrary.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.

GI APPLE MIDCO LLC

By:	/s/ David A. Smolen
Name:	David A. Smolen
Title:	Secretary

GI APPLE MERGER SUB LLC

By:	/s/ David A. Smolen
Name:	David A. Smolen
Title:	Secretary

[Signature Page to Merger Agreement]

ATLAS TECHNICAL CONSULTANTS, INC.

By:	/s/ L. Joe Boyer
Name:	L. Joe Boyer
Title:	Chief Executive Officer

[Signature Page to Merger Agreement]